Superior Plus

*Leanne E. Likness*
*Corporate Secretary*
*Direct Telephone: (403) 218-2954*
*Direct Facsimile: (403) 218-2973*
*E-mail: llikness@superiorplus.com*

NOV 17 2008
Washington, DC

November 7, 2008

[redacted]

08005956

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

**Re: Superior Plus Income Fund (the "Company")**
**File No. 82-34838**
**Exemption Pursuant to Rule 12g3-2(b)**

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the Q3 2008 Press Release and the November Cash Distribution Press Release.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
**Superior Plus Income Fund**

HMcMaster

for: Leanne E. Likness
Superior Plus Income Fund
Corporate Secretary

**PROCESSED**
NOV 25 2008
**THOMSON REUTERS**

enc.
/hm

Superior Plus



Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

NEWS

TSX: SPF.UN
Calgary, November 5, 2008

For Immediate Release

# November 2008 Cash Distribution and Upcoming Events

## November 2008 Cash Distribution - $0.135 per Trust Unit

Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of November 2008 of $0.135 per trust unit payable on December 15, 2008. The record date is November 30, 2008 and the ex-distribution date will be November 26, 2008. The Fund's annualized cash distribution rate is $1.62 per trust unit.

For tax purposes, the distributions are expected to substantially be taxable as "other income" to Unitholders. A summary of cash distributions since inception and tax information is posted under the Events and Presentations section of the Fund's website at: www.superiorplus.com.

## 2008 Third Quarter Results and Conference Call

The Fund expects to release its 2008 third quarter results on Wednesday, November 5, 2008. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2008 third quarter results is scheduled for 10:30 am EST (8:30 am MST) on Thursday, November 6, 2008. To participate in the call, dial: 1-800-731-6941. An archived recording of the call will be available for replay until midnight, December 6, 2008. To access the recording, dial: 1-877-289-8525 and enter the pass code 21285348 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Events and Presentations section.

## Superior Plus 2008 Annual Investor Day

The Fund is pleased to announce its upcoming Annual Investor Day on Thursday, November 20, 2008 at the Fairmont Royal York in Toronto. A detailed update on Superior's current operations, short and long-term growth opportunities and financial position will be presented. Members of the professional investment community are invited to attend. Future details of the annual event will be found on Superior's website at www.superiorplus.com under the Events and Presentations section.

## About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

Superior Plus LP | 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5 | Tel: 403-218-2970 Fax: 403-218-2973 | Toll Free: 866-490-PLUS Web: www.superiorplus.com

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

| Trading Symbol | Security | Issued and Outstanding |
|---|---|---|
| SPF.un | Trust Units | 88.4 million |
| SPF.db.b | 5.75% Debentures, Series 1 | $174.9 million principal amount |
| SPF.db.c | 5.85% Debentures, Series 1 | $ 75.0 million principal amount |

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

TSX: SPF.UN

Superior Plus Income Fund

**A DIVERSIFIED BUSINESS TRUST**
**focused on stability of distributions and value growth**

November 5, 2008

# Superior Plus Announces a 20% Increase in Third Quarter Distributable Cash Flow per Unit and Updates 2008/2009 Annual Guidance

## Highlights

- On October 30, 2008, Superior announced its intention to convert from a trust to a corporation with a $0.135 per share monthly dividend effective January 1, 2009.
- Operating distributable cash for the third quarter and year-to-date was $43.0 million and $155.5 million, compared to the prior year periods of $38.2 million and $150.2 million.
- Operating distributable cash flow for the third quarter increased by $4.8 million reflecting stronger performance at ERCO, which was offset by slightly weaker performance at Superior Propane and Winroc, as compared to the prior year period.
- Distributable cash flow per trust unit for the third quarter and year-to-date was $0.36 and $1.35, compared to the prior year periods of $0.30 and $1.25, an increase of 20% and 8%, respectively.
- Distributions paid per trust unit remained unchanged at $0.135 per month ($1.62 annualized) for the quarter.
- Four quarter trailing EBITDA was $244.9 million resulting in Senior Debt to EBITDA ratio of 1.8x and Total Debt to EBITDA ratio of 2.8x as at September 30, 2008.

## Financial Summary

| | Three Months Ended Sept. 30 | | Nine Months Ended Sept. 30 | |
|---|---|---|---|---|
| *(millions of dollars, except per trust unit amounts)* | **2008** | 2007 | **2008** | 2007 |
| **Financial** | | | | |
| Operating distributable cash flow | | | | |
| Propane Distribution | **6.3** | 8.2 | **55.1** | 59.7 |
| Specialty Chemicals | **25.9** | 18.2 | **69.7** | 56.7 |
| Construction Products Distribution | **7.9** | 8.8 | **22.7** | 24.5 |
| Fixed Price Energy Services | **2.9** | 3.0 | **8.0** | 9.3 |
| Total operating distributable cash flow | **43.0** | 38.2 | **155.5** | 150.2 |
| Interest | **(9.8)** | (11.0) | **(28.0)** | (34.0) |
| Corporate costs | **(1.8)** | (1.5) | **(8.4)** | (8.8) |
| Distributable cash flow | **31.4** | 25.7 | **119.1** | 107.4 |
| Distributable cash flow per trust unit, basic and diluted | **$0.36** | $0.30 | **$1.35** | $1.25 |
| Average number of trust units outstanding (millions) | **88.4** | 86.7 | **88.3** | 86.2 |
| Distributions paid per trust unit | **$0.405** | $0.39 | **$1.205** | $1.17 |

## Corporate Conversion Strategy

### Benefits of the Corporate Conversion

- The Plan of Arrangement provides for an effective and efficient method of converting from a Specified Investment Flow-through Trust ("SIFT") to a corporation consistent with the proposed legislation announced by the Minister of Finance.
- Superior expects to continue the current monthly payments of $0.135 per unit ($1.62 per year) which will be paid as a dividend to its shareholders.
- Canadian taxable shareholders will receive a dividend tax credit compared to current unitholders tax treatment as other income.
- The transaction is tax free for our unitholders based on the recently proposed rules for SIFT conversions.
- Superior's conversion to a corporation may result in greater access to capital and the removal of the "normal growth" and "undue expansion restrictions" in the SIFT legislation that limited Superior's ability to consider strategic acquisitions.
- The planned termination of the public income trust market would have diminished Superior's ability to raise capital in the future making the conversion to a corporation inevitable.
- Superior may have greater access to capital in Canada, the United States and other international markets on a more timely and cost efficient basis.
- Superior may be able to attract new investors, including non-resident investors, which was limited as a mutual fund trust.
- Superior is expected to have improved liquidity resulting in higher trading volumes.
- Superior will consider a listing on the United States stock exchange, which will allow for broader access to capital to fund the growth of our businesses.
- Superior will have an estimated tax basis of over $1.3 billion following the transaction.
- Superior is considering a strategic alliance with Ballard Power Systems Inc. (Ballard) to more fully develop the off-take hydrogen from our specialty chemical facilities.

## Corporate Growth Strategy

- All of Superior's businesses have excellent long-term growth profiles and provide diversification of cash flow during various economic cycles.
- Superior's unutilized financial capacity combined with the current economic environment may provide Superior with additional acquisition opportunities relating to Superior's businesses.
- Completed the reorganization of Superior's propane distribution business into six regional centers allowing for rationalization of office space and reduced labor cost while continuing to focus on new technology to improve productivity.
- Superior's specialty chemical business continues to invest in efficiency improvement projects reducing its manufacturing costs and expanding facility capacity. The Port Edwards project is scheduled to be completed in the last half of 2009. Current and anticipated ECU pricing continues to make this an attractive growth investment with an after-tax rate of return in excess of 15%.
- Continue to evaluate additional growth opportunities in Superior's construction products distribution business as part of its North American diversification strategy with a strict focus on margin management.
- Superior's fixed-price energy services business continues to reposition and strengthen its sales channels and is targeting growth opportunities in selective jurisdictions in the United States.

## Propane Distribution

- Operating distributable cash flow of $6.3 million, a $1.9 million decrease over the prior year quarter primarily due to higher operating costs offset in part by higher gross profits.
- Total gross profit of $55.3 million increased $1.0 million compared to the prior year quarter as an increase in retail propane and delivery and wholesale gross profit more than offset lower services gross profit.
- Total gross profit per litre was 22.7 cents per litre, an increase of 7% compared to the prior year quarter.
- Sales volumes were 5% lower than the prior year quarter due in part to a weaker economic environment and a 37% increase in the wholesale cost of propane leading to continued customer conservation and fuel substitution.
- Wholesale and related gross profits increased by $0.5 million to $2.5 million compared to the prior year quarter consistent with our annual outlook.
- Net maintenance capital of $0.4 million was directed towards efficiency projects to improve our cost structure and customer service.
- Operating distributable cash flow is expected to be between $95 - $100 million for 2008 and $95 - $105 million for 2009 reflecting a weaker economic outlook for North America and continued customer conservation. The second quarter financial outlook was $98 - $103 million for 2008 and $103 - $108 million for 2009.

## Specialty Chemicals

- Operating distributable cash flow of $25.9 million increased 42% representing a $7.7 million increase over the prior year quarter driven by higher chemical gross profits and lower operating expenditures.
- Gross profit increased by $11.7 million to $61.4 million from $49.7 million due to strong pricing for sodium chlorate and chloralkali/potassium products compared to the prior year quarter.
- Chemical sales volumes of 188,000 (MTs) were consistent with the prior year quarter.
- Average facility utilization rate for the third quarter was 89%.
- During the third quarter, ERCO completed the sale of its Bruderheim, Alberta facility and a portion of the property for proceeds of $4.0 million, which were treated as a recovery of strategic plan costs previously expensed and excluded from operating distributable cash flow.
- Growth capital expenditures of $10.6 million were incurred in the third quarter, with approximately $9.1 million incurred related to the Port Edwards, Wisconsin chloralkali facility expansion.
- Operating distributable cash flow is expected to be between $85 - $90 million for 2008 and $85 - $95 million for 2009 reflecting higher forecast chemical prices. There is no incremental cash flow relating to the Port Edwards, Wisconsin expansion included in the 2009 financial outlook. The expansion cost of US$130 million has been included in the consolidated financial outlook for 2008 and 2009. The second quarter financial outlook was $83 - $88 million for 2008 and $80 - $85 million for 2009.

## Construction Products Distribution

- Operating distributable cash flow of $7.9 million decreased by $0.9 million from the prior year quarter as high operating costs were partially offset by higher gross profits.
- Distribution and direct sales revenues of $142.6 million increased by $3.9 million over the prior year quarter as higher selling prices more than offset an 8% reduction in board volumes over the prior year quarter.
- The first full quarter sales volumes impact from the Fackoury's acquisition in Ontario has partially offset lower sales volumes from existing branches.
- Sales margins were strong in most operating areas due to a continued focus on margin management initiatives.

- The fragmented nature of the specialty buildings products industry, combined with the market downturn in a number of regions, provide for additional consolidation and greenfield opportunities for Winroc.
- Operating distributable cash flow is expected to be between $32 - $37 million for 2008 and $30 - $37 million for 2009 reflecting an anticipated slowdown in Canadian residential construction and the current weak economic environment outlook for North America. The second quarter financial outlook was $32 – $37 million for 2008 and $34 - $39 million for 2009.

### Fixed-Price Energy Services

- Operating distributable cash flow of $2.9 million was consistent with the prior year quarter.
- Gross profit per gigajoule (GJ) increased 29% to 117.8 cents over the prior year quarter offsetting the 8% decrease in natural gas volume sold.
- SEM continues to focus on developing and implementing alternative sales channels and products to enhance its competitive position in energy retail markets.
- SEM invested $2.6 million in customer acquisition costs in the quarter, resulting in a customer base of 90,700 residential and 6,000 commercial natural gas customers, and 3,150 residential and commercial electricity customers.
- Operating distributable cash flow is expected to be between $10 - $13 million for 2008 and $12 - $16 million for 2009 as a result of continued challenges in aggregating residential customers due to low system prices for natural gas and electricity and access to quality residential sales channels. The second quarter financial outlook was $10 - $13 million for 2008 and $13 - $18 million for 2009.

### Key Quarterly Corporate Items

- Total interest expense of $9.8 million in the third quarter decreased by $1.2 million compared to the prior year quarter primarily due to lower floating interest rates and the early repayment of $59.2 million Series II, 8% Debentures offset in part by higher debt levels.
- Superior has total credit facilities of $660 million with undrawn credit capacity of $295 million (excluding its securitization program) as at September 30, 2008.
- As at September 30, 2008, Superior's securitization program had unutilized capacity of $100 million.
- Superior announced its intention to convert from a trust to a corporation with an effective date of December 31, 2008. On October 30, 2008 and October 31, 2008, DBRS and S&P confirmed their corporate credit ratings of the Fund's operating subsidiary Superior Plus LP with secured ratings of BBB (low) and BBB-, respectively.
- As at October 31, 2008, the Fund's US denominated cash flows are 95% hedged for the balance of 2008 and 86% and 61% hedged for 2009 and 2010, respectively.

## Financial Outlook

| *(millions of dollars, except per trust unit amounts)* | **2008 Current[5]** | 2008 Prior[4] | **2009 Current[5]** | 2009 Prior[4] |
|---|---|---|---|---|
| **Operating distributable cash flow** | | | | |
| Propane Distribution | **95-100** | 98-103 | **95-105** | 103-108 |
| Specialty Chemicals | **85-90** | 83-88 | **85-95[6]** | 80-85[6] |
| Construction Products Distribution | **32-37** | 32-37 | **30-37** | 34-39 |
| Fixed-Price Energy Services | **10-13** | 10-13 | **12-16** | 13-18 |
| **Distributable cash per trust unit** | **\$2.05-\$2.15** | \$2.00-\$2.15 | **\$1.95-\$2.20[6]** | \$2.05-\$2.25[6] |
| **Payout ratio (below 90%)** | **77%[1]** | 78%[1] | **78%[1]** | 75%[1] |
| Average Senior Debt/EBITDA (target of 1.5 to 2.0x) | **2.0x[3]** | 1.9x[2] | **2.3x[3]** | 2.0x[2] |
| Average Total Debt/EBITDA (target of 2.5 to 3.0x) | **3.0x[3]** | 2.9x[2] | **3.3x[3]** | 3.0x[2] |

(1) Based on mid-point of the distributable cash flow per unit range.

(2) Superior's debt ratios take into account the impact of the off-balance sheet receivable sales program amounts, cash on hand, the suspension of the DRIP program, and growth projects.

(3) Superior's debt ratios take into account the impact of the off-balance sheet receivable sales program amounts, cash on hand, the growth projects and the conversion of the trust to a corporation on January 1, 2009.

(4) As provided in the 2008 Second Quarter Financial Outlook.

(5) The assumptions and definitions relating to the Financial Outlook are discussed in Management's Discussion and Analysis of the 2008 Third Quarter Results.

(6) Superior has not included incremental distributable cash flow relating to the Port Edwards, Wisconsin expansion.

## Consolidated Outlook

The current poor economic environment and the tight credit conditions experienced over the past year make it a particularly challenging time to provide financial outlooks for our businesses due to the uncertain impact it may have on our customers and suppliers. While Superior continues to have strong performance as illustrated by our third quarter results and 2008 financial outlook, Superior is forecasting a weakening in economic activity in Canada and the United States in 2009. This weakness has caused us to be cautious with wider ranges on business performance and reduced expectations from the previous outlook that was provided in the second quarter.

Superior's strong third quarter results support a tightening of year-end expectations of consolidated distributable cash flow per trust unit for 2008 to be between \$2.05 and \$2.15 per trust unit. The guidance range for 2009 has decreased from \$2.05 - \$2.25 to \$1.95 - \$2.20 per trust unit due to the continued deterioration of global economic activity. The diversification of the Fund is intended to provide stability of distributions and continues to be an effective strategy for preserving distribution income of our investors over the long-term. The payout ratios are forecasted to be 77% and 78% for 2008 and 2009, respectively.

The projected Senior Debt to EBITDA and Total Debt to EBITDA ratios of 2.0x and 3.0x for 2008 and 2.3x and 3.3x for 2009 reflect the US \$130 million investment in the Port Edwards conversion and the conversion of the trust to a corporation on January 1, 2009. The projected Senior Debt to EBITDA and Total Debt to EBITDA ratios for 2008 and 2009 (excluding Port Edwards investment costs) are 1.7x and 2.7x, and 1.8x and 2.8x, respectively. The Port Edwards project is expected to be completed in the last half of 2009 with significant incremental cash flow occurring in 2010.

Superior believes our diversified portfolio of four growth-orientated businesses, our strong balance sheet, and our prudent allocation of capital will result in long-term stability of distributions and value growth for our Unitholders.

## Third Quarter Results

The Fund's financial statements for the period ended September 30, 2008, including its Management's Discussion and Analysis, are available on Superior's website at: www.superiorplus.com under investor information section and at www.sedar.com.

## Conference Call

Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the Corporate Conversion and the 2008 Third Quarter Results at 10:30 a.m. EST (8:30 a.m. MST) on Thursday, November 6, 2008. To participate in the call, dial: 1-800-731-6941. An archived recording of the call will be available for replay until midnight, December 6, 2008. To access the recording, dial: 1-877-289-8525 and enter pass code 21285348 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Events and Presentations section.

***For more information about Superior, visit our website at: www.superiorplus.com or contact:***


**Wayne Bingham** Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

**Scott Daniel** Vice-President, Treasurer and Investor Relations
E-mail: sdaniel@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

## Management's Discussion and Analysis of 2008 Third Quarter Results

**November 5, 2008**

**Forward Looking Information**

Certain information included or incorporated by reference herein is forward-looking, within the meaning of applicable Canadian securities laws. Forward-looking information includes, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, distributable cash flow, taxes, anticipated benefits of the corporate conversion and plans and objectives of or involving Superior Plus Income Fund (the Fund) or Superior Plus LP (Superior LP or the Partnership). Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Management's Discussion and Analysis includes but is not limited to, outlooks, capital expenditures, business strategy and objectives. The Fund and Superior LP believe the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on various assumptions. Those assumptions are based on information currently available to Superior, including information obtained from third party industry analysts and other third party sources and include, the historic performance of Superior's businesses, current business and economic trends, completion of the corporate conversion and utilization of the tax basis, currency, exchange and interest rates, trading data, cost estimates and the other assumptions set forth under the "Outlook" sections contained in this Management's Discussion and Analysis. You are cautioned that the preceding list of assumptions is not exhaustive.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause the Fund's or Superior LP's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the risks referred to under the section entitled "Risk Factors to Superior", the risks associated with the availability and amount of the tax basis and the risks identified in Superior's 2007 Annual Information Form under the heading "Risk Factors". Any forward-looking information is made as of the date hereof and, except as required by law, neither the Fund nor Superior LP undertakes any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

**Non-GAAP Financial Measures**

***Distributable Cash Flow***

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations, adjusted for changes in non-cash working capital and natural gas and electricity customer acquisition costs, less maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability (growth capital), are excluded from the calculation of distributable cash flow. The Fund may deduct or include additional items to its calculation of distributable cash flow; these items would generally, but not necessarily, be items of a non-recurring nature. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles (GAAP), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

***Standardized Distributable Cash Flow***
During 2007, the CICA published an interpretive release, *Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities: Guidance on Preparation and Disclosure,* in order to provide its recommendations related to the measurement and disclosure of cash available for distributions. The guidance was issued in an effort to improve the consistency, comparability, and transparency of the reporting of the measure commonly referred to as distributable cash flow. Superior's calculation of standardized distributable cash flow is, in all material respects, in accordance with the recommendations provided by the CICA.

Superior views the CICA recommendations as a positive step in providing stakeholders with meaningful information, but consistent with the guidance provided by the CICA, Superior has determined, that due to the nature of Superior's businesses, certain adjustments to standardized distributable cash flow are required to better reflect the cash flow available to be distributed to Unitholders. Superior's adjusted standardized distributable cash flow is referred to as distributable cash flow, and is unchanged from Superior's previous definition or measurement of distributable cash flow. Superior's distribution policy is based on distributable cash flow on an annualized basis, accordingly, the seasonality of Superior's individual quarterly results must be assessed in the context of annualized distributable cash flow. Adjustments recorded by Superior as part of its calculation of distributable cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally Superior Propane, by adjusting for non-cash working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expense, which can from quarter to quarter differ significantly. Superior's calculation also distinguishes between capital expenditures that are maintenance related and those that are growth related, in addition to allowing for the proceeds received on the sale of certain capital items. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer acquisition costs in a manner consistent with the income statement recognition of these costs.

***EBITDA***
EBITDA represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information, and is not a defined performance measure under GAAP. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.

**Overview of the Fund**
Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP (Superior), a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. The distributable cash flow of the Fund is solely dependent on the results of Superior LP and is derived from the allocation of Superior LP's income to the Fund by means of partnership allocations. Superior has four operating businesses: a propane distribution and related services business operating under the trade name Superior Propane; a specialty chemicals business operating under the trade name ERCO Worldwide (ERCO); a construction products distribution business operating under the trade name Winroc; and a fixed-price energy services business operating under the trade name Superior Energy Management (SEM).

**Third Quarter and Year to Date Results**

Third quarter distributable cash flow was $31.4 million, an increase of $5.7 million (22%) over the prior year quarter. The increase in distributable cash flow was due to increased operating cash flow at ERCO, offset by lower operating cash flow at Superior Propane, Winroc and SEM, combined with lower interest costs and marginally higher corporate costs. Distributable cash flow per trust unit was $0.36 per trust unit in the third quarter, an increase of $0.06 per trust unit (20%) from the prior year quarter, due to the increase in distributable cash flow, offset by a 2% increase in the average number of trust units outstanding.

Distributable cash flow for the nine months ended September 30, 2008 was $119.1 million, an increase of $11.7 million (11%) over the prior year period. The increase in distributable cash flow was due to increased operating cash flow at ERCO combined with lower interest costs, offset in part by lower operating cash flow at Superior Propane, Winroc and SEM. Distributable cash flow per trust unit was $1.35 per trust unit for the nine months ended September 30, 2008, an increase of $0.10 per trust unit (8%) from the prior year period, due to the increase in distributable cash flow, offset by a 2% increase in the average number of trust units outstanding.

Net loss for the third quarter was $203.9 million compared to a net loss of $26.9 million for the prior year quarter. The increase in net loss was due principally to $232.7 million of unrealized losses on financial instruments, compared to unrealized losses of $41.7 million in the prior year quarter. The unrealized losses are principally the result of losses on Superior Energy Management's financial natural gas derivative contracts due to changes in the forward price of natural gas and a loss on ERCO Worldwide's fixed-price electricity purchase agreement due to changes in the forecasted price of electricity in deregulated markets. SEM enters into financial natural gas derivative contracts in relation to its contracted customer commitments, changes in the spot price of natural gas do not impact net earnings as it relates to customer commitments. Revenues of $580.2 million were $76.1 million higher than the prior year quarter due principally to an increase in the retail selling price of propane because of an increase in the wholesale cost of propane. Gross profits of $152.8 million were $6.9 million higher than the prior year quarter. The current quarter's gross profit includes $9.1 million in non-cash amortization that is required to be included as a component of gross profit due to the adoption of a new inventory accounting standard on January 1, 2008, see "Changes in Accounting Policies" for a further discussion on this change. Operating costs of $115.0 million were $8.9 million higher than the prior year due principally to general inflationary pressures. Total interest expense of $9.8 million was $1.2 million lower than the prior year quarter due to lower interest rates on floating rate debt, offset by modestly higher overall debt levels. Amortization of $6.2 million was $9.6 million lower than the prior year due to the change in accounting policy for ERCO Worldwide's inventory as noted above. Total income tax recovery was $3.3 million, consistent with the prior year quarter.

Net earnings for the nine months ended September 30, 2008 was $87.6 million compared to net earnings of $55.3 million for the prior year period. The increase in net earnings is due in part to $22.4 million of unrealized gains on financial instruments, compared to $23.6 million of unrealized losses in the comparative period. The unrealized gains are principally the result of gains on Superior Energy Management's financial natural gas derivative contracts due to changes in the forward price of natural gas. Revenues of $1,828.8 million were $148.8 million higher than the prior year period due principally to an increase in the retail selling price of propane because of an increase in the wholesale cost of propane. Gross profits of $476.0 million were consistent with the comparative period. Gross profit in the current period includes $28.8 million in non-cash amortization that is required to be included as a component of gross profit due to the adoption of a new inventory account standard as discussed in the analysis of net earnings for the second quarter. Operating costs of $339.8 million were $12.5 million higher than the prior year period due principally to general inflationary pressures. Total interest expense (not including realized gains on interest rate swaps of $1.4 million) of $29.4 million was $4.6 million lower than the prior year period due principally to lower interest rates. Amortization of $18.8 million was $29.6 million lower than the prior year due to the change in accounting policy for ERCO Worldwide's inventory as noted above. Total income tax expense of $25.7 million was $40.1 million higher than the prior year period due principally to the future income tax impact of unrealized gains on financial instruments and the re-establishment of Canadian future income taxes in the prior year period.

## Distributable Cash Flow [1]

| *(millions of dollars except per unit amounts)* | Three months ended September 30 2008 | 2007 | Nine months ended September 30 2008 | 2007 |
|---|---|---|---|---|
| **Cash flows from operating activities of continuing operations** | **8.7** | 9.1 | **154.1** | 125.1 |
| Less: Total capital expenditures | **(14.0)** | (7.9) | **(62.5)** | (15.2) |
| **Standardized distributable cash flow** [2] | **(5.3)** | 1.2 | **91.6** | 109.9 |
| Add: Growth capital expenditures | **10.9** | 1.8 | **27.1** | 5.2 |
| Proceeds on disposal of capital items | **1.1** | 0.1 | **2.7** | 1.4 |
| Natural gas customer acquisition costs capitalized | **2.6** | 1.5 | **5.0** | 7.3 |
| Acquisitions | **(0.1)** | 1.4 | **24.5** | 1.4 |
| Management internalization costs | **–** | – | **–** | 0.5 |
| Strategic plan costs (recoveries) | **–** | 0.8 | **–** | 2.2 |
| Less: Increase (decrease) in non-cash working capital | **23.8** | 20.8 | **(26.9)** | (15.5) |
| Amortization of natural gas customer acquisition costs | **(1.6)** | (1.9) | **(4.9)** | (5.0) |
| **Distributable cash flow** | **31.4** | 25.7 | **119.1** | 107.4 |
| Distributable cash flow | **31.4** | 25.7 | **119.1** | 107.4 |
| Distributable cash flow borrowed (reinvested)[5] | **4.4** | 8.1 | **(12.7)** | (6.6) |
| Distributed cash flow | **35.8** | 33.8 | **106.4** | 100.8 |
| Distributable cash flow per trust unit, basic[3] and diluted[4] | **$0.36** | $0.30 | **$1.35** | $1.25 |
| Distribution payout ratio[5] | **114%** | 132% | **89%** | 94% |

(1) See the Interim Consolidated Financial Statements for cash flows from operating activities, management internalization costs, capital expenditures/proceeds (maintenance, growth and acquisitions), natural gas customer acquisition costs and changes in non-cash working capital.

(2) Standardized distributable cash flow is a measure defined by the Canadian Institute of Chartered Accountants (CICA). See "Non-GAAP Financial Measures".

(3) The weighted average number of trust units outstanding for the three months ended September 30, 2008 is 88.4 million (2007 – 86.7 million) and for the nine months ended September 30, 2008 is 88.3 million (2007 – 86.2 million).

(4) For the three and nine months ended September 30, 2008 and 2007, there were no dilutive instruments.

(5) See "Distributions Paid to Unitholders".

## Superior Propane

Superior Propane generated operating distributable cash flow of $6.3 million in the third quarter, a decrease of $1.9 million (23%) from the prior year quarter due to higher operating costs, offset in part by higher gross profits.

Condensed operating results for the three and nine months ended September 30, 2008 and 2007 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

| *(millions of dollars except per litre amounts)* | Three months ended September 30 **2008** | | 2007 | | Nine months ended September 30 **2008** | | 2007 | |
|---|---|---|---|---|---|---|---|---|
| | | **¢/litre** | | ¢/litre | | **¢/litre** | | ¢/litre |
| Revenue[1] | **236.6** | **97.0** | 179.7 | 70.2 | **834.8** | **84.6** | 718.9 | 70.9 |
| Cost of sales | **(181.3)** | **(74.3)** | (125.4) | (49.0) | **(625.2)** | **(63.3)** | (514.0) | (50.7) |
| Gross profit | **55.3** | **22.7** | 54.3 | 21.2 | **209.6** | **21.3** | 204.9 | 20.2 |
| Less: cash operating, administration and tax costs | **(48.6)** | **(19.9)** | (45.1) | (17.6) | **(152.1)** | **(15.4)** | (144.6) | (14.3) |
| Cash generated from operations before changes in net working capital | **6.7** | **2.8** | 9.2 | 3.6 | **57.5** | **5.9** | 60.3 | 5.9 |
| Maintenance capital proceeds (expenditures), net | **(0.4)** | **(0.2)** | (1.0) | (0.4) | **(2.4)** | **(0.2)** | (0.6) | – |
| Operating distributable cash flow | **6.3** | **2.6** | 8.2 | 3.2 | **55.1** | **5.7** | 59.7 | 5.9 |
| Propane retail volumes sold *(millions of litres)* | **244** | | 256 | | **987** | | 1,013 | |

[1] Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities. As such amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 12 to the Interim Consolidated Financial Statements). In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this management discussion and analysis to present its results as if it had accounted for these transactions as accounting hedges. As such, included in revenue for the three and nine months ended September 30, 2008 is $0.2 million and ($0.4) million in realized foreign currency forward contract gains (losses) and included in revenue for the three and nine months ended September 30, 2007 is $0.3 million and $0.5 million in realized foreign currency forward contract gains.

Revenues for the third quarter of 2008 were $236.6 million, an increase of $56.9 million from revenues of $179.7 million in 2007. The increase in revenues was due to higher retail propane prices, offset in part by reduced propane sales volumes. Total gross profit for the third quarter of 2008 was $55.3 million, an increase of $1.0 million (2%) over the prior year quarter. Total gross profit per litre for the third quarter of 2008 was 22.7 cents per litre, an increase of 1.5 cents per litre (7%) compared to the prior year quarter. A summary and detailed review of gross profit by segment is provided below.

**Gross Profit by Segment**

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| *(millions of dollars)* | **2008** | 2007 | **2008** | 2007 |
| Retail propane and delivery | **48.4** | 46.8 | **180.7** | 174.7 |
| Other services | **4.4** | 5.5 | **14.8** | 16.1 |
| Wholesale and related | **2.5** | 2.0 | **14.1** | 14.1 |
| Total gross profit | **55.3** | 54.3 | **209.6** | 204.9 |

Retail propane and delivery gross profit for the third quarter was $48.4 million, $1.6 million (3%) higher than the prior year quarter, as a 1.5 cents per litre (8%) increase in the average retail and delivery sales margin was partially offset by a 12 million litre (5%) reduction in sales volumes. Residential and commercial volumes decreased by 5 million litres (7%), due principally to the ongoing impact of customer conservation as a result of an increase in the average retail selling price of propane due to the approximate 37% increase in the wholesale cost of propane compared to the prior year quarter. Additionally, commercial volumes were negatively impacted by a weaker overall economic environment in Ontario and Quebec and residential volumes were negatively impacted by the ongoing conversion to natural gas in Atlantic Canada. Average weather for the third quarter was 7% warmer than the prior year which had a moderate effect on heating related volumes; weather does not typically have a material impact on volumes in the third quarter. Industrial volumes decreased by 1 million litres (1%), as improved mining and oil field volumes as a result of strong related activity in Western Canada, were offset by reduced forklift and agent volumes in Eastern Canada. Automotive propane volumes declined by 5 million litres (13%), which is consistent with the historical decline trend in this end-use market. Superior Propane continued to actively manage sales margins in the third quarter, resulting in average retail propane and delivery sales margins of 19.8 cents per litre, which was 1.5 cents per litre higher than the prior year quarter average margin of 18.3 cents per litre. Average margins compared to the prior year quarter were positively impacted by strong margin management despite the high retail cost of propane and higher delivery charges due to increased fuel costs.

Other services gross profit was $4.4 million for the third quarter, a decrease of $1.1 million over the prior year quarter, as demand for service and installation services was lower than the prior year quarter. Superior Propane is continuing to focus on building its service gross profits in conjunction with its focus on its service business. Wholesale and related gross profits were $2.5 million for the third quarter, an increase of $0.5 million compared to the prior year quarter due to increased gross profits within the trading business.

**Superior Propane Sales Volumes:**

*Volumes by End-Use Application* [1]

| | Three months ended September 30 | | | Nine months ended September 30 | |
|---|---|---|---|---|---|
| | **2008** | 2007 | | **2008** | 2007 |
| Residential | **19** | 21 | Residential | **109** | 116 |
| Commercial | **43** | 46 | Commercial | **214** | 224 |
| Agricultural | **9** | 10 | Agricultural | **44** | 48 |
| Industrial | **139** | 140 | Industrial | **529** | 519 |
| Automotive | **34** | 39 | Automotive | **91** | 106 |
| | **244** | 256 | | **987** | 1,013 |

*Volumes by Region* [1][2]

| | Three months ended September 30 | | | Nine months ended September 30 | |
|---|---|---|---|---|---|
| | **2008** | 2007 | | **2008** | 2007 |
| Western Canada | **134** | 136 | Western Canada | **550** | 541 |
| Eastern Canada | **92** | 101 | Eastern Canada | **366** | 395 |
| Atlantic Canada | **18** | 19 | Atlantic Canada | **71** | 77 |
| | **244** | 256 | | **987** | 1,013 |

[1] **Volume:** Volume of retail propane sold (millions of litres).

[2] **Regions:** Western Canada region consists of British Columbia, Alberta, Saskatchewan, Manitoba, Northwest Ontario, Yukon and Northwest Territories; Eastern Canada region consists of Ontario (except for Northwest Ontario) and Quebec.

Cash operating and administrative costs of $48.6 million, increased by $3.5 million (8%) from the prior year quarter due to higher wages and benefits, truck fuel and leasing costs, insurance and bad debt costs, offset by reduced truck maintenance and telecommunication costs. Leasing costs were higher than the prior year as a result of the implementation of the comprehensive operating lease program in 2007. Net maintenance capital expenditures for the quarter were $0.4 million, compared to $1.0 million in the prior year quarter. The decrease in maintenance capital expenditures compared to the prior year quarter is due to the timing of expenditures and disposals.

**Outlook**

Superior Propane expects operating distributable cash flow for 2008 to be between $95 million and $100 million, and for 2009 to be between $95 million and $105 million. Superior Propane's previous outlook, as provided in the 2008 second quarter management's discussion and analysis was: 2008 - $98 million to $103 million and 2009 - $103 million to $108 million. The reduction in Superior Propane's 2008 and 2009 outlook reflects the on-going impact of reduced sales volumes due to customer conservation and the impact of the current economic environment within North America which is anticipated to negatively impact Superior Propane's operations. Superior Propane's significant assumptions underlying its current outlook are:

- Superior Propane expects current economic conditions in Canada and the United States to prevail for 2008 and 2009;
- Superior Propane forecasts average temperatures across Canada to be consistent with the most recent five year average;
- Superior Propane expects that wholesale propane prices will not further impact demand for propane and related propane services, and that wholesale propane prices for 2009 will be less volatile than 2008;
- The on-going implementation of customer service programs and related efficiency projects contribute to operating efficiencies; and
- Market opportunities for Superior Propane's wholesale trading division are expected to be consistent with the prior years.

In addition to Superior Propane's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of Superior Propane's significant business risks.

**ERCO Worldwide**

ERCO Worldwide generated operating distributable cash flow in the third quarter of $25.9 million, an increase of $7.7 million (42%) from the prior year quarter due to higher chemical gross profits and lower operating expenditures.

Condensed operating results for the three and nine months ended September 30, 2008 and 2007 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

| *(millions of dollars except per metric tonne (MT) amounts)* | **Three months ended September 30** | | | | **Nine months ended September 30** | | | |
|---|---|---|---|---|---|---|---|---|
| | **2008** | | 2007 | | **2008** | | 2007 | |
| Revenue | **$** | **per MT** | $ | per MT | **$** | **per MT** | $ | per MT |
| Chemical [1] | **121.6** | **647** | 104.4 | 558 | **343.5** | **606** | 319.6 | 557 |
| Technology | **1.6** | **9** | 5.4 | 28 | **9.9** | **17** | 20.0 | 43 |
| Cost of Sales | | | | | | | | |
| Chemical [1][2] | **(61.2)** | **(326)** | (56.1) | (300) | **(180.2)** | **(318)** | (173.3) | (302) |
| Technology | **(0.6)** | **(3)** | (4.0) | (21) | **(5.5)** | **(10)** | (13.3) | (32) |
| Gross Profit | **61.4** | **327** | 49.7 | 265 | **167.7** | **295** | 153.0 | 266 |
| Less: Cash operating, administrative and tax costs | **(33.8)** | **(180)** | (28.0) | (150) | **(92.6)** | **(163)** | (90.2) | (157) |
| Cash generated from operations before changes in net working capital | **27.6** | **147** | 21.7 | 115 | **75.1** | **132** | 62.8 | 110 |
| Maintenance capital expenditures | **(1.7)** | **(9)** | (3.5) | (18) | **(5.4)** | **(10)** | (6.1) | (11) |
| Operating distributable cash flow | **25.9** | **138** | 18.2 | 97 | **69.7** | **122** | 56.7 | 99 |
| Chemical volumes sold (thousands of MTs) | **188** | | 187 | | **567** | | 574 | |

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities. As such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 12 to the Interim Consolidated Financial Statements.) In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this management discussion and analysis to present its results as if it had accounted for these transactions as accounting hedges. As such, included in revenue for the three and nine months ended September 30, 2008 is $1.5 million and $6.3 million in realized foreign currency forward contract gains and included in chemical cost of sales for the three and nine months ended September 30, 2008 is $5.4 million and $17.2 million in realized fixed-price electricity gains. Included in revenue for the three and nine months ended September 30, 2007 is $3.4 million and $8.4 million in realized foreign currency forward contract gains and included in chemical cost of sales for the three and nine months ended September 30, 2007 is $2.9 million and $5.6 million in realized fixed-price electricity gains.

(2) Effective January 1, 2008, Superior adopted a revised CICA Handbook section related to Inventory. This section impacts the calculation of the cost of inventory at ERCO Worldwide, due to the requirement to inventory the cost of certain fixed overhead items, principally the amortization of property, plant and equipment. Additionally, this section requires that the amortization that is inventoried be classified as a component of cost of products sold once sold. As such, for the three and nine months ended September 30, 2008 Superior has excluded $9.1 million and $28.8 million in non-cash amortization from cost of sales in the calculation of ERCO Worldwide's operating distributable cash flow.

Chemical and technology revenues for the third quarter of $123.2 million were $13.4 million higher than the prior year quarter as higher pricing on chemical volumes more than offset reduced technology revenues; total chemical sales volumes were consistent with the prior quarter. Third quarter gross profit was $61.4 million, comprised of $60.4 million from chemical sales and $1.0 million from technology projects. Chemical sales gross profit was $12.1 million higher than the prior year quarter, due to higher chloralkali/potassium and sodium chlorate gross profits. Chloralkali/potassium gross profits were higher than the prior year quarter due to higher realized selling prices; sales volumes were consistent with the prior year. Sales prices for potassium have risen in response to the dramatic increase in the cost of potash, the primary input cost in producing potassium products. As a result of ERCO's acquisition of its Port Edward, Wisconsin facility in 2005, ERCO has a contract to purchase potash at a favorable rate for 2008. Upon expiration of the contract, ERCO's cost for potash will be at current market prices. Sodium chlorate gross profits were higher than the prior year quarter as improved realized selling prices and a 1% increase in sodium chlorate sales volumes more than offset marginally higher realized electricity prices. Technology gross profit was $0.4 million lower than the prior year quarter due to higher project costs. Cash operating, administration and tax costs of $33.8 million were $5.8 million (21%) higher than the prior year quarter due principally to higher US cash taxes ($5.0 million higher) as a result of improved operating results. Maintenance capital expenditures of $1.7 million were $1.8 million lower than the prior year quarter due to the timing of projects.

During the third quarter, ERCO completed the sale of its Bruderheim, Alberta facility for proceeds of $4.0 million, which have been treated as a recovery of strategic plan costs previously expensed. ERCO has retained 130 acres of the surrounding property.

Growth capital expenditures of $10.6 million were incurred in the third quarter, with $9.1 million (US $8.8 million) incurred related to ERCO's Port Edwards, Wisconsin chloralkali facility expansion ($US 18.5 million, cumulatively). The remaining $1.5 million in growth capital expenditures related to a number of small on-going projects.

During 2007, ERCO determined that it will convert its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology. The project maintains the facility's ability to produce both sodium and potassium products, provides increased production capacity of approximately 30%, provides a significant extension of the plant life and enhances the efficiency of ERCO's use of electrical energy. The cost of the conversion is estimated to be US $130 million reflecting the substantial completion of the process engineering and significant completion of detailed engineering on the project, providing improved cost estimates.

During the latter part of the third quarter of 2008, ERCO was notified of a force majeure in relation to its contract for the supply of potash due to strikes at mining facilities of Potash Corp., ERCO's sole supplier of potash. As a result of the force majeure, ERCO is anticipating that they will not have access to potash supply for the remainder of 2008. In response to the inability to obtain potash, ERCO is converting its production capacity from potassium products to caustic and chlorine products in order to maximize plant efficiencies.

**Outlook**

ERCO Worldwide expects operating distributable cash flow for 2008 to be between $85 million and $90 million, and for 2009 to between $85 million and $95 million. ERCO's previous outlook, as provided in the 2008 second quarter management's discussion and analysis was: 2008 - $83 million to $88 million and 2009 - $80 million to $85 million. The increase in ERCO's outlook for 2008 and 2009 is principally due to an increase in ERCO's forecasted chemical prices. ERCO Worldwide's significant assumptions underlying its current outlook are:

- Current supply and demand fundamentals for both sodium chlorate and potassium/chloralkali products will remain stable, resulting in no significant changes to the total assumed chemical sales prices and sales volumes;
- ERCO's average plant utilization is expected to be greater than 90%;
- ERCO is anticipating that the force majeure related to its potash supply contract will be lifted in the first quarter of 2009.
- The foreign currency exchange rate between the Canadian and United States dollar is expected to be par on all unhedged foreign currency transactions; and
- ERCO's conversion of its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology for US $130 million is expected to be completed in the second half of 2009.

In addition to ERCO Worldwide's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of ERCO Worldwide's significant business risks.

**Winroc**
Winroc generated operating distributable cash flow of $7.9 million, a decrease of $0.9 million (10%) from the prior year quarter, as high operating costs were partially offset by higher gross profits.

Condensed operating results for the three and nine months ended September 30, 2008 and 2007 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| *(millions of dollars)* | **2008** | 2007 | **2008** | 2007 |
| Distribution and direct sales revenue | **142.6** | 138.7 | **399.5** | 386.9 |
| Distribution and direct sales cost of sales | **(107.4)** | (105.0) | **(299.6)** | (291.5) |
| Distribution and direct sales gross profit | **35.2** | 33.7 | **99.9** | 95.4 |
| Less: Cash operating, administrative and cash tax costs | **(27.3)** | (24.7) | **(76.8)** | (70.4) |
| Cash generated from operations before changes in net working capital | **7.9** | 9.0 | **23.1** | 25.0 |
| Maintenance capital expenditures, net | **-** | (0.2) | **(0.4)** | (0.5) |
| Operating distributable cash flow | **7.9** | 8.8 | **22.7** | 24.5 |

Distribution and direct sales revenues of $142.6 million for the third quarter of 2008 were $3.9 million (3%) higher than the prior year quarter. Distribution and direct sales gross profit of $35.2 million in the third quarter was $1.5 million (4%) higher than the prior year quarter, as the impact of the acquisition of Fackoury's on May 9, 2008, was partially offset by a reduction in overall sales volumes. Distribution drywall sales volumes, an indicator of overall distribution sales volumes, decreased 8% compared to the prior year quarter. The decrease in distribution sales volumes was principally due to weakness in the United States, reflecting the ongoing slowdown in new residential housing starts, particularly in the Southwest and Midwest US. Volumes were also negatively impacted by reduced sales volumes in the Prairies, offset in part, by improved sales volumes in Ontario and BC. Sales volumes in Ontario benefited from the acquisition of Fackoury's. Sales margins remained strong in all operating regions due in part to improved product sales mix and the continued focus on margin management. Cash operating and administrative costs of $27.3 million were $2.6 million (11%) higher than the prior year quarter due to general inflationary pressures, increased fuel costs, increased occupancy costs due to additional operating branches in the current year quarter and the implementation of a comprehensive operating lease program in 2007, which results in higher operating expenses and lower maintenance capital. Winroc continues to focus on actively managing its cost structure. Maintenance capital expenditures were $nil in the third quarter, compared to $0.2 million in the prior year quarter due to the timing of expenditures and the implementation of the leasing program in 2007 related to Winroc's fleet requirements.

**Outlook**
Winroc expects operating distributable cash flow for 2008 to between $32 million and $37 million, and for 2009 to between $30 million and $37 million. Winroc's previous outlook, as provided in the 2008 second quarter management's discussion and analysis was: 2008 - $32 million to $37 million and 2009 - $34 million to $39 million. Winroc's 2009 outlook has been reduced to reflect the current economic environment within North America which is anticipated to negatively impact Winroc's business operations. Winroc's significant assumptions underlying its current outlook are:

- The current economic conditions in Canada and the United States are expected to prevail in 2008 and 2009;
- Residential housing construction is anticipated to slow in Canada throughout 2009; and
- Distributable cash flow is expected to be stable, as the full year impact of the acquisition of Fackoury's in Ontario is anticipated to partially mitigate weakness in other operating regions.

In addition to Winroc's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of Winroc's significant business risks.

## Superior Energy Management ("SEM")

SEM's condensed operating results for the three and nine months ended September 30, 2008 and 2007 are provided below. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

| *(millions of dollars)* | Three months ended September 30 **2008** | 2007 | Nine months ended September 30 **2008** | 2007 |
|---|---|---|---|---|
| Revenue | **79.5** | 79.8 | **247.0** | 243.5 |
| Cost of sales (1) | **(69.5)** | (71.6) | **(220.8)** | (220.8) |
| Gross profit | **10.0** | 8.2 | **26.2** | 22.7 |
| Less: Operating, administrative and selling costs | **(7.1)** | (5.2) | **(18.2)** | (13.4) |
| Operating distributable cash flow | **2.9** | 3.0 | **8.0** | 9.3 |

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities. As such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 12 to the Interim Consolidated Financial Statements.) In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this management discussion and analysis to present its results as if it had accounted for these transactions as accounting hedges. As such, included in cost of sales for the three and nine months ended September 30, 2008 is $5.5 million and $18.2 million in realized foreign currency forward contract losses and $17.1 million and $38.6 million related to natural gas commodity realized fixed price gains. Included in cost of sales for the three and nine months ended September 30, 2007 is $6.1 million and $12.5 million in realized foreign currency forward contract losses and $9.0 million and $9.8 million related to natural gas commodity realized fixed price losses.

## Gross Profit by Segment

| *(millions of dollars except volume and per unit amounts)* | **Three months ended September 30, 2008** | | | **Nine months ended September 30, 2008** | | |
|---|---|---|---|---|---|---|
| | **Gross Profit** | **Volume** | **Per Unit** | **Gross Profit** | **Volume** | **Per Unit** |
| Natural Gas (1) | **9.78** | **8.3 GJ** | **117.8 ¢/GJ** | **25.57** | **25.0 GJ** | **102.3 ¢GJ** |
| Electricity (2) | **0.22** | **18.0 KwH** | **1.22 ¢/KwH** | **0.63** | **42.3 KwH** | **1.49 ¢/KwH** |
| Total | **10.00** | | | **26.20** | | |

| | Three months ended September 30, 2007 | | | Nine months ended September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Gross Profit | Volume | Per Unit | Gross Profit | Volume | Per Unit |
| Natural Gas (1) | 8.20 | 9.0 GJ | 91.1 ¢/GJ | 22.70 | 28.0 GJ | 81.0 ¢/GJ |
| Electricity (2) | - | - | - | - | - | - |
| Total | 8.20 | | | 22.70 | | |

(1) Natural gas volumes and per unit amounts are expressed in millions of gigajoules (GJ).
(2) Electricity volumes and per unit amounts are express in millions of kilowatt hours (KwH).

SEM generated operating distributable cash flow of $2.9 million in the third quarter, a decrease of $0.1 million compared to the prior year quarter. SEM's revenues were $79.5 million in the third quarter, compared to $79.8 million in the prior year quarter. Revenues were impacted by higher selling prices, offset by lower sales volumes. Natural gas gross profit was $9.8 million in the third quarter, an increase of $1.6 million (20%) compared to the prior year quarter, as gross profit per gigajoule (GJ) was 117.8 cents per GJ, a 29% increase over the prior year quarter, offsetting the 8% decrease in natural gas volume sold. The increase in gross margin per GJ and the decrease in natural gas volume sold, reflect SEM's continuing strategy of increasing gross profit through growth in its lower-volume, higher-margin residential and small commercial customer base. Residential and small commercial customer volumes comprised approximately 29% of total sales volumes in the third quarter (2007 third quarter – 27%). Electricity gross profit was $0.2 million for the third quarter. SEM is continuing to work on further market penetration of the Ontario fixed-price electricity market. Operating, administration and selling costs of $7.1 million were $1.9 million higher than the prior year quarter due to costs associated with building additional sales channels, higher infrastructure costs associated with the marketing of fixed-price electricity contracts, and $1.4 million in losses on the translation of US denominated payables. Foreign currency translation losses result in reduced losses on foreign currency forward contracts, the impact of which is recorded as a component of gross profit.

SEM invested $2.6 million in customer acquisition costs during the quarter, resulting in a customer base of 90,700 residential and 6,000 commercial natural gas customers, and 3,150 electricity customers. The acquisition of new customers and the retention rate of SEM's existing customers has been challenging in all of SEM's markets due in part

to retention and recruitment problems with SEM's residential direct sales channels. In addition, the low system price of natural gas compared to the fixed-rate alternative SEM is able to offer, has also contributed to this challenge. Over the previous twelve months, the system price of natural gas has been both constant and low due to the absence of volatility in the spot price of natural gas over the prior quarters, resulting in reduced customer demand for long-term, fixed-price natural gas contracts, as the immediate perceived benefit of entering into a long-term deal is reduced at the current fixed-price rates. Similar to the sign-up of natural gas customers, SEM's sign-up for fixed-price electricity customers has been lower than expected due to a low regulated price plan for electricity. The average remaining term of SEM's sales contracts at September 30, 2008 was 29 months (September 30, 2007 – 39 months).

**Outlook**
SEM expects operating distributable cash flow for 2008 to be between $10 million and $13 million, and for 2009 to between $12 million and $16 million. SEM's previous outlook, as provided in the 2008 second quarter management's discussion and analysis was 2008 - $10 million to $13 million and 2009 - $13 million to $18 million. SEM's 2009 outlook has been reduced to reflect the on-going challenges of new customer aggregation due to the low system price for natural gas and electricity and the on-going challenges with SEM's residential direct sales channels. SEM's significant assumptions underlying its current outlook are:

- SEM is able to access sales channels agents on acceptable contract terms;
- Natural gas markets in Ontario and British Columbia will continue to provide growth opportunities for SEM; and
- The electricity market in Ontario is expected to provide an additional growth opportunity for SEM.

In addition to SEM's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of SEM's significant business risks.

**Corporate**
Corporate costs for the third quarter were $1.8 million, compared to $1.5 million in the prior year quarter. Corporate costs were impacted by the absence of a reversal of $0.5 million in trust unit based compensation costs recorded in the prior year quarter due to fluctuations in the Fund's trust unit value. Excluding the impact of trust unit based compensation, corporate costs were consistent with the prior year quarter.

Interest expense on revolving term bank credits and term loans was $6.0 million for the third quarter, an increase of $0.1 million from the prior year quarter. Interest on revolving term bank credits was impacted by lower interest rates on floating rate debt offset by the impact of higher debt levels. Revolving term bank credits and term loans are higher than the prior year quarter due to a reduction in the utilization of the accounts receivable securitization program, the repayment and redemption of the Series I, 8% and Series II, 8 % convertible unsecured subordinated debentures during 2007 and the impact of a stronger US dollar on US denominated debt. See "Liquidity and Capital Resources" discussion for further details.

Interest on the Fund's convertible unsecured subordinated debentures (Debentures) was $3.8 million for the third quarter of 2008, a decrease of $1.3 million from the prior year quarter. The reduction in Debenture interest is due to the maturity of $8.1 million Series I, 8% Debentures on July 31, 2007 and the Fund's early redemption of $59.2 million Series II, 8% Debentures on November 5, 2007.

**Subsequent Event - Conversion from an Income Fund to a Corporation**
On October 30, 2008, Superior announced it had entered into a transaction by way of a plan of arrangement with Ballard Power Systems Inc. (Ballard) which will result in Superior converting from a publicly traded income trust to a publicly traded corporation for cash consideration of approximately $50.6 million (including $4.3 million of transaction costs). See press release "Superior Plus Announces Conversion to a Corporation" dated October 30, 2008. The transaction will result in the Unitholders of Superior becoming shareholders of a publicly trade corporation with no expected changes to the business operations. The agreement is anticipated to close on or about December 31, 2008 and is subject to Unitholder approval, Ballard shareholder approval and various regulatory approvals.

**Taxation**

Total income tax recovery for the third quarter was $3.3 million, comprised of $4.3 million in cash income taxes and a $7.6 million future income tax recovery, compared to a total income tax recovery of $3.4 million in the prior year quarter, which was comprised of $0.4 million in cash income recoveries and a $3.0 million future income tax recovery.

Cash income and withholding taxes of $4.3 million for the third quarter were limited to cash taxes in the United States (2007 Q3 – $0.4 million recovery of United States cash income taxes). The increase in cash taxes is due the increase in the profitability of US denominated taxable earnings in the current year quarter and the absence of one time adjustments in the prior year quarter. Cash income taxes have been charged to the businesses from which the taxable income was derived. Future income tax recovery for the third quarter was $7.6 million (2007 Q3 - $3.0 million future income tax recovery), resulting in a corresponding future income tax asset of $5.2 million as at September 30, 2008.

Superior's calculation of future income taxes for the third quarter of 2008 is based on the current legislation impacting the taxation of publicly traded income trusts. In June 2007 the Government of Canada enacted new legislation imposing additional income taxes upon publicly traded income trusts, including Superior Plus Income Fund, effective January 1, 2011. Prior to this legislation, the Fund was only taxable on any taxable income not allocated to the Unitholders and estimated its future income tax on certain temporary differences between amounts recorded on its balance sheet for book and tax purposes at a nil effective tax rate. Under the new legislation, the Fund estimates the tax rate on the post 2010 reversal of these temporary differences to be 29.5 percent in 2011 and 28.0 percent in 2012 and thereafter. Temporary differences reversing before 2011 will still give rise to nil future income taxes. The amount and timing of reversals of temporary differences will depend on Superior's future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy. A significant change in any of the preceding assumptions could materially affect Superior's estimate of its future income tax asset/liability as a publicly traded income trust. Consistent with prior periods, the Fund also recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

As previously discussed, Superior has announced it intends to convert from a publicly traded income trust to a publicly traded corporation, see "Subsequent Event - Conversion from an Income Fund to a Corporation". As a corporation, Superior will be subject to current and future income taxes as at the date of conversion to a corporate entity.

**Other Corporate**

During the third quarter of 2008, as previously discussed, ERCO completed the sale of its Bruderheim, Alberta facility for proceeds of $4.0 million, which were treated as a recovery of strategic plan costs previously expensed. Strategic plan costs incurred in the prior year quarter were a recovery of $0.8 million related to employee severance and retention.

**Consolidated Outlook**

The Fund expects consolidated distributable cash flow per trust unit for 2008 to be between $2.05 and $2.15 per trust unit, and for 2009 to between $1.95 and $2.20 per trust unit. The Fund's previous outlook, as provided in the 2008 second quarter management's discussion and analysis was: 2008 - $2.00 to $2.15 per trust unit and 2009 - $2.05 to $2.25 per trust unit. The Fund's consolidated distributable cash flow outlook is dependent on the operating results of its four divisions. See the discussion of operating results by division for additional details on the Fund's 2008 and 2009 outlook. In addition to the operating results of the Fund's four divisions, significant assumptions underlying the Fund's current 2008 and 2009 outlook are:

- The Fund expects current economic conditions in Canada and the United States to prevail for 2008 and 2009;
- The Fund continues to attract capital and obtain financing on acceptable terms;
- The foreign currency exchange rate between the Canadian and United States dollar is expected to be par on all unhedged foreign currency transactions;
- Superior's average interest rate on floating rate debt is expected to remain stable throughout 2008, increasing modestly in 2009;
- Financial and physical counterparties continue to fulfill their obligations with Superior; and
- Regulatory authorities do not impose any new regulations impacting the Fund.

In addition to the Fund's significant assumptions detailed above, refer to the section "Risk Factors of Superior" for a detailed review of the Fund's significant business risks.

**Liquidity and Capital Resources**

As at September 30, 2008, revolving term bank credits and term loan borrowings before deferred financing fees totaled $447.1 million ($447.1 million including accounts receivable securitization), compared to $340.5 million ($440.5 million including accounts receivable securitization) as at December 31, 2007. The increase in revolving term bank credits and term loans is due to reduced utilization of Superior's securitization program in order to take advantage of lower borrowing costs on existing debt facilities and the impact of funding acquisitions and other growth capital expenditures, offset in part by the repayment of debt facilities with operating cash flow in excess of distributions. Superior's existing revolving term credit facility (capacity of $595.0 million) matures on June 28, 2010.

As at September 30, 2008, Debentures before deferred issue costs issued by the Fund totaled $247.6 million, which is consistent with the balance at December 31, 2007.

Consolidated net working capital was $252.2 million as at September 30, 2008, an increase of $79.2 million compared to December 31, 2007 ($173.0 million). The increase in net working capital is principally the result of reducing the accounts receivable securitization program to $nil at September 30, 2008 from $100.0 million at December 31, 2007, allowing Superior to take advantage of lower interest rates on revolving term facilities compared to the securitization program, offset in part by the seasonal reduction in working capital requirements at Superior Propane (See Note 12 to the Interim Consolidated Financial Statements for segmented net working capital levels by division, net of the accounts receivable sales program). Superior's net working capital requirements are financed from revolving term bank credit facilities and, when utilized, proceeds raised from the accounts receivable securitization program.

Proceeds received from Superior's distribution reinvestment plan (DRIP) were $nil for the three months ended September 30, 2008 and $8.9 million for the nine months ended September 30, 2008. On February 28, 2008, Superior announced that it would suspend the DRIP after the February 2008 distribution.

As at September 30, 2008, Superior's senior debt and total debt to EBITDA are 1.8 and 2.8 times, respectively, (December 31, 2007, 1.9 and 3.0 times), after taking into account the impact of the off-balance sheet receivable sales program amounts and the impact of cash on hand. These ratios are within the requirements contained in Superior's debt covenants which restrict its ability to pay distributions. In accordance with the Fund's credit facilities, the Fund must maintain a consolidated debt to EBITDA ratio of not more than 5.0 to 1.0, a consolidated senior debt to EBITDA of not more than 3.0 to 1.0 and distributions (including payment to debenture holders) cannot exceed EBITDA (plus $25.0 million) on a trailing twelve month rolling basis. At September 30, 2008, the senior debt ratio when calculated in accordance with Superior's senior banking agreements was 1.8 to 1.0 (December 31, 2007 – 2.0 to 1.0) and the total debt ratio when calculated in accordance with Superior's senior bank agreements was 1.8 times to 1.0 (December 31, 2007 – 2.0 times to 1.0). Total debt to EBITDA for purposes of senior credit agreements does not include the Debentures.

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivable on a 30-day revolving basis to an entity sponsored by a Canadian chartered bank to finance a portion of its working capital requirements and represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing money market rates. As at September 30, 2008, proceeds of $nil (December 31, 2007 - $100.0 million) had been raised from this program (See Note 5 to the Interim Consolidated Financial Statements). Superior is able to adjust the size of the securitization program and requires Superior to maintain a minimum secured credit rating of BB and meet certain collection performance standards. Superior is currently fully compliant with program requirements. Superior's securitization program matures on June 29, 2009, and can be extended annually subject to credit approvals.

On May 8, 2008, DBRS confirmed Superior's senior secured notes rating at BBB (low) with a stable outlook, and the Fund's stability rating at STA-3 (low). On June 24, 2008, Standard and Poor's confirmed Superior's BBB- (negative outlook secured long-term debt credit rating.

On October 30, 2008, Superior announced its intention to convert from a trust to a corporation. On October 30th and October 31st, DBRS and Standard & Poor's confirmed their corporate credit ratings of the Fund's operating subsidiary Superior Plus LP with secured ratings of BBB (low) and BBB-, respectively.

**Unitholders' Capital**

The weighted average number of trust units outstanding during the third quarter was 88.4 million trust units, an increase of 1.7 million trust units compared to the prior year quarter, due to trust units issued under the DRIP.

As at November 5, 2008, September 30, 2008 and December 31, 2007, the following trust units, and securities convertible into trust units, were outstanding:

| | **November 5, 2008** | | **September 30, 2008** | | December 31, 2007 | |
|---|---|---|---|---|---|---|
| (millions) | **Convertible Securities** | **Trust Units** | **Convertible Securities** | **Trust Units** | Convertible Securities | Trust Units |
| Trust units outstanding | | **88.4** | | **88.4** | | 87.6 |
| Series 1, 5.75% Debentures (convertible at $36 per trust unit) | **$174.9** | **4.9** | **$174.9** | **4.9** | $174.9 | 4.9 |
| Series 1, 5.85% Debentures (convertible at $31.25 per trust unit) | **$75.0** | **2.4** | **$75.0** | **2.4** | $75.0 | 2.4 |
| Warrants (exercisable @ $20 per trust unit until May 2008) | – | – | – | – | 2.3 | 2.3 |
| Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities | | **95.7** | | **95.7** | | 97.2 |

As at November 5, 2008 and September 30, 2008, there were 250,500 trust unit options outstanding (December 31, 2007 – 500,500 trust units) with a weighted average exercise price of $28.09 per trust unit (December 31, 2007 – $23.87 per trust unit). The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current trust unit market price.

**Distributions Paid to Unitholders**

The Fund distributes to holders of trust units (Unitholders), income earned by Superior LP, after interest payments to holders of the convertible unsecured subordinated debentures (Debentures) of the Fund (Debentureholders), and provision for administrative expenses and reserves of the Fund. The Fund's distributions to Unitholders are sourced entirely from its equity in Superior LP. See "Summary of Cash Flows" detailed in the table below for additional details on the sources and uses of cash. The Fund's investments are in turn financed by trust unit equity and by the Debentures.

Distributions paid to Unitholders in the third quarter were $35.8 million or $0.405 per trust unit ($1.62 on an annualized basis), compared to $33.8 million or $0.39 per trust unit in the third quarter of 2007. Distributions paid to Unitholders exceeded distributable cash flow by $4.4 million in the third quarter (2007 Q3 - $8.1 million) resulting in a payout ratio of 114% (2007 Q3 – 132%). The payout ratio for the third quarter is impacted by the seasonality of Superior Propane's operations which peak during the first and fourth quarters due to demand from heating end-use customers and then decline in the second and third quarters. Superior's distributions are based on an entire fiscal year, and as such, the second and third quarters have payout ratios that are greater than 100%.

Distributions paid to Unitholders for the nine months ended September 30, 2008 were $106.4 million or $1.205 per trust unit, compared to $100.8 million or $1.17 per trust unit from the nine months ended September 30, 2007. Effective with the March 2008 distribution, the Fund increased its monthly distribution to $0.135 per trust unit ($1.62 on an annualized basis). Distributable cash flow exceeded distributions paid to Unitholders by $12.7 million for the nine months ended September 30, 2008 (2007 – $6.6 million) resulting in a payout ratio of 89% (2007 – 94%). Superior's distributions are based on the typical results of an entire fiscal year, with the first and fourth quarters having a payout ratio below 100% and the second and third quarters have payout ratios that are greater than 100%, reflecting the seasonality of Superior's operations, principally Superior Propane.

The Fund's primary sources and uses of cash have been detailed in the table below:

**Summary of Cash Flows** [1]

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| **Cash flows from operating activities** | **8.7** | 9.1 | **154.1** | 125.1 |
| Investing activities: | | | | |
| Maintenance capital expenditures | **(2.1)** | (4.6) | **(8.2)** | (7.2) |
| Other capital expenditures – growth | **(10.9)** | (1.8) | **(27.1)** | (5.2) |
| Proceeds on disposal of facility | **4.0** | – | **4.0** | – |
| Acquisitions | **0.1** | (1.4) | **(24.5)** | (1.4) |
| Proceeds on the sale of JW Aluminum | – | – | – | 1.4 |
| **Cash flows used in investing activities** | **(8.9)** | (7.8) | **(55.8)** | (12.4) |
| Financing activities: | | | | |
| Distributions to Unitholders | **(35.8)** | (33.8) | **(106.4)** | (100.8) |
| Proceeds from DRIP | – | 7.1 | **8.9** | 17.3 |
| Revolving term bank credits and term loans | **25.4** | 23.1 | **90.2** | (35.5) |
| Receipt of management internalization loans receivable | – | – | – | 0.5 |
| Repayment of Series I subordinated unsecured convertible debentures | – | (8.1) | – | (8.1) |
| Net proceeds (repayment) of accounts receivable securitization program | – | 18.0 | **(100.0)** | (7.0) |
| **Cash flows from (used in) financing activities** | **(10.4)** | 6.3 | **(107.3)** | (133.6) |
| Net increase (decrease) in cash | **(10.6)** | 7.6 | **(9.0)** | (20.9) |
| Cash, beginning of period | **15.7** | 5.1 | **14.1** | 33.6 |
| **Cash, end of period** | **5.1** | 12.7 | **5.1** | 12.7 |

[1] See the Interim Consolidated Statements of Cash Flows for additional details.

**Financial Instruments – Risk Management**

Derivative and non-financial derivatives are used by the Fund to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Fund assesses the inherent risks of these instruments by grouping derivative and non-financial derivatives related to the exposures these instruments mitigate. The Fund's policy is not to use derivative or non-financial derivative instruments for speculative purposes. The Fund does not formally designate its derivatives as hedges, as a result, the Fund does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

Effective 2008, SEM enters into natural gas financial swaps primarily with Constellation Energy Commodities Group Inc. for distributor billed natural gas business in Canada to manage its economic exposure of providing fixed-price natural gas to its customers. Additionally, SEM continues to maintain its historical natural gas swap positions with seven additional counterparties. SEM monitors its fixed-price natural gas positions on a daily basis to evaluate compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

SEM enters into electricity financial swaps with counterparties to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to evaluate compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in markets where the price of electricity is not fixed. Substantially all of the fair value with respect to these agreements is with a single counterparty.

Superior Propane enters into various propane forward purchase and sale agreements with more than twenty counterparties to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts with eleven counterparties to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas, and propane purchases and sales in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

As at September 30, 2008, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase (sales) obligations and ERCO Worldwide had hedged 91%[3] and 78%[3] of its estimated US dollar exposure for the remainder of 2008 and 2009. The estimated distributable cash flow sensitivity for Superior, including divisional US exposures and the impact on US denominated debt with respect to a $0.01 change in the Canadian to United States exchange rate is: 2008 - $nil and 2009 - $0.3 million, after giving effect to United States forward contracts for 2008 and 2009, as shown in the table below. Superior's sensitivities and guidance are based on an anticipated Canadian to USD foreign currency exchange rate for 2008 and 2009 of 1.00.

| (US$ millions) | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 and Thereafter | Total |
|---|---|---|---|---|---|---|---|
| SEM – US $ forward purchases [1] | 28.8 | 111.2 | 61.9 | 5.4 | – | – | 207.3 |
| Superior Propane – US $ forward purchases (sales) | (19.8) | 5.2 | – | – | – | – | (14.6) |
| Superior Plus LP [2] | – | – | – | – | – | 60.0 | 60.0 |
| ERCO – US $ forward sales [3] | (23.9) | (78.0) | (54.0) | – | – | – | (155.9) |
| Net US $ forward purchases | (14.9) | 38.4 | 7.9 | 5.4 | – | 60.0 | 96.8 |
| | | | | | | | |
| SEM – Average US $ forward purchase rate [1] | 1.22 | 1.21 | 1.16 | 1.11 | – | – | 1.19 |
| Superior Propane – Average US $ forward rate | 1.02 | 1.02 | – | – | – | – | 1.02 |
| Superior Plus LP [2] | – | – | – | – | – | 1.00 | 1.00 |
| ERCO – Average US $ forward sales rate [3] | 1.10 | 1.05 | 1.04 | – | – | – | 1.05 |
| Net average external US$/Cdn$ exchange rate | 1.09 | 1.12 | 1.10 | 1.11 | – | 1.00 | 1.10 |

(1) SEM is now sourcing its fixed-price natural gas requirements in Canadian dollars, as such, SEM will no longer be required to use United States dollar forward contracts to fix its Canadian dollar exposure.

(2) Superior has entered into a US$ forward purchase contract for $60.0 million in relation to the repayment profile of its US dollar senior secured notes. (See Note 6 of the interim consolidated financial statements).

(3) Does not include the impact of the United States dollar conversion of ERCO's Port Edwards, Wisconsin chloralkali facility which is anticipated to cost US $130.0 million in aggregate, of which $17.5 million (US $17.1 million) was incurred in 2008, (US $18.5 million cumulatively) with the remaining costs expected as follows: the remainder of 2008 – US $19.3 million and 2009 – US $92.2 million.

Superior has interest rate swaps with a single counterparty to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. Superior reviews it mix of short-term and longer-term debt instruments on an on-going basis to ensure it is able to meet its liquidity requirements.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and throughout the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring

the overall credit worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated, for a nominal fee, to provide SEM with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. SEM actively monitors the credit worthiness of its industrial customers.

For additional details on the Fund's financial instruments, including the amount and classification of gains and losses recorded in the Fund's Interim Consolidated Financial Statements and significant assumptions used in the calculation of the fair value of the Fund's financial instruments see Note 8 to the Interim Consolidated Financial Statements.

In the normal course of business, Superior is subject to lawsuits and claims. Superior believes the resolution of these matters will not have a material adverse effect, individually or in the aggregate, on Superior's liquidity, consolidated financial position or results of operations. Superior records costs as they are incurred or when they become determinable.

**Critical Accounting Policies and Estimates**

The Fund's unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in the Consolidated Financial Statements, see Note 2 on pages 49 to 55 of the 2007 annual report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting estimates relate to the allowance for doubtful accounts, employee future benefits, future income tax assets and liabilities, the valuation of derivatives and non-financial derivatives and asset impairments.

**Changes in Accounting Policies**

*Inventory*

On January 1, 2008, the Fund adopted CICA Handbook Section 3031 *Inventory*. This section provides increased guidance on the determination of the cost and financial statement presentation of inventory. The implementation of Section 3031 impacts the calculation of the cost of inventory at ERCO Worldwide, due to the requirement to inventory the cost of certain fixed overhead items, principally, the amortization of property, plant and equipment. Additionally, Section 3031 requires that amortization that is inventoried be classified as a component of costs of product sold. Previously, all amortization was expensed and classified on the income statement as amortization. The Fund adopted Section 3031 retrospectively, but did not restate prior periods. Accordingly, the Fund increased the carrying value of its inventory as at January 1, 2008 by $1.2 million, with a corresponding decrease to the Fund's opening accumulated deficit; comparative earnings and inventory balances for prior periods have not been restated.

*Financial Instruments – Disclosure and Presentation*

On January 1, 2008, the Fund adopted CICA Handbook Section 3862 *Financial Instruments – Disclosures* and Handbook Section 3863 *Financial Instruments – Presentation*. These standards provide enhanced disclosure and presentation requirements, with an increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages these risks.

*Capital Disclosures*

On January 1, 2008, the Fund adopted CICA Handbook Section 1535 *Capital Disclosures*. This section requires the disclosure of (i) the Fund's objectives, policies and processes for managing capital; (ii) quantitative data about what the Fund regards as capital; (iii) whether the Fund has complied with any capital requirements; and (iv) if the Fund has not complied, the consequences of such non-compliance.

## Future Accounting Changes

*International Financial Reporting Standards*

The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) for publicly accountable enterprises, including the Superior Plus Income Fund. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011.

Superior is currently assessing the future impact of these new standards on its consolidated financial statements and internal reporting processes and systems.

*Goodwill and Intangible Assets*

In February 2008, the CICA issued Handbook Section 3064, *Goodwill and Intangible Assets*, replacing Handbook Section 3062, *Goodwill and Other Intangible Assets* and Handbook Section 3450, *Research and Development Costs*. The purpose of Section 3064 is to provide more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The Section harmonizes Canadian GAAP with IFRS and applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The Fund does not anticipate that this Section will have a material impact on its consolidated financial statements.

## Quarterly Financial and Operating Information

| | 2008 Quarters | | | 2007 Quarters | | | | 2006 Quarters | | |
|---|---|---|---|---|---|---|---|---|---|---|
| (millions of dollars except per trust unit amounts) | Third | Second | First | Fourth | Third | Second | First | Fourth | Third | Second |
| Propane sales volumes (millions of litres) | 244 | 274 | 469 | 416 | 256 | 280 | 477 | 407 | 261 | 270 |
| Chemical sales volumes (thousands of metric tonnes) | 188 | 188 | 191 | 194 | 187 | 193 | 194 | 191 | 190 | 183 |
| Natural gas sales volumes (millions of GJs) | 8 | 8 | 9 | 9 | 9 | 9 | 10 | 10 | 11 | 10 |
| Electricity sales volumes (millions of KwH) | 18 | 14 | 10 | 2 | – | – | – | – | – | – |
| Gross profit | 152.8 | 153.3 | 169.9 | 185.8 | 145.9 | 144.4 | 185.7 | 174.1 | 143.5 | 141.2 |
| Asset impairments, net of tax | – | – | – | – | – | – | – | – | 56.3 | 170.8 |
| Net earnings (loss) from continuing operations | (203.9) | 164.3 | 127.2 | 64.5 | (25.9) | (25.5) | 106.3 | 25.3 | 46.3 | (157.4) |
| Net earnings (loss) | (203.9) | 164.3 | 127.2 | 64.5 | (26.9) | (25.5) | 107.7 | 38.1 | 1.1 | (153.3) |
| Per basic trust unit from continuing operations | ($2.31) | $1.86 | $1.44 | $0.74 | ($0.30) | ($0.30) | $1.24 | $0.30 | $0.54 | ($1.84) |
| Per diluted trust unit from continuing operations | ($2.31) | $1.86 | $1.44 | $0.74 | ($0.30) | ($0.30) | $1.24 | $0.30 | $0.54 | ($1.84) |
| Per basic trust unit | ($2.31) | $1.86 | $1.44 | $0.74 | ($0.31) | ($0.30) | $1.26 | $0.45 | $0.01 | ($1.79) |
| Per diluted trust unit | ($2.31) | $1.86 | $1.44 | $0.74 | ($0.31) | ($0.30) | $1.26 | $0.45 | $0.01 | ($1.79) |
| Distributable cash flow | 31.4 | 34.3 | 53.4 | 63.0 | 25.7 | 19.4 | 62.3 | 55.6 | 33.8 | 34.6 |
| Per basic trust unit | $0.36 | $0.39 | $0.61 | $0.72 | $0.30 | $0.23 | $0.73 | $0.65 | $0.40 | $0.40 |
| Per diluted trust unit | $0.36 | $0.39 | $0.61 | $0.72 | $0.30 | $0.23 | $0.73 | $0.65 | $0.40 | $0.40 |
| Net working capital (1) | 252.2 | 231.4 | 273.9 | 173.0 | 141.9 | 134.1 | 162.7 | 178.9 | 237.9 | 294.8 |

(1) Net working capital reflects amounts as at the quarter end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities.

## Segmented Distributable Cash Flow (1)

| For the three months ended September 30, 2008 | Superior Propane | ERCO | Winroc | SEM | Corporate | Total Consolidated |
|---|---|---|---|---|---|---|
| Net earnings (loss) | 6.3 | 20.7 | 8.1 | (215.6) | (23.4) | (203.9) |
| Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs | 3.6 | 1.3 | 1.2 | 0.1 | 0.3 | 6.5 |
| Amortization included in cost of sales | – | 9.1 | – | – | – | 9.1 |
| Future income tax expense (recovery) | (3.6) | (9.5) | (1.4) | (7.1) | 14.0 | (7.6) |
| Superior Propane non-cash pension expense | 0.7 | – | – | – | – | 0.7 |
| Unrealized (gains) losses on financial instruments | (0.3) | 10.0 | – | 225.5 | (2.5) | 232.7 |
| Gain on disposal of facility | – | (4.0) | – | – | – | (4.0) |
| Less: Maintenance capital expenditures | (0.4) | (1.7) | – | – | – | (2.1) |
| **Distributable cash flow** | **6.3** | **25.9** | **7.9** | **2.9** | **(11.6)** | **31.4** |

| For the three months ended September 30, 2007 | Superior Propane | ERCO | Winroc | SEM | Corporate | Total Consolidated |
|---|---|---|---|---|---|---|
| Net earnings (loss) from continuing operations | 8.1 | 3.1 | 8.3 | (35.0) | (10.4) | (25.9) |
| Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs | 4.3 | 10.4 | 1.1 | – | 0.6 | 16.4 |
| Future income tax expense (recovery) | (2.6) | 1.1 | (0.5) | (1.9) | 0.9 | (3.0) |
| Superior Propane non-cash pension expense | 0.3 | – | – | – | – | 0.3 |
| Unrealized (gains) losses on financial instruments | (0.9) | 6.4 | – | 39.9 | (3.7) | 41.7 |
| Strategic plan costs | – | 0.7 | – | – | 0.1 | 0.8 |
| Less: Maintenance capital expenditures | (1.0) | (3.5) | (0.1) | – | – | (4.6) |
| **Distributable cash flow** | **8.2** | **18.2** | **8.8** | **3.0** | **(12.5)** | **25.7** |

| For the nine months ended September 30, 2008 | Superior Propane | ERCO | Winroc | SEM | Corporate | Total Consolidated |
|---|---|---|---|---|---|---|
| Net earnings (loss) | 42.0 | 61.2 | 20.2 | 9.5 | (45.3) | 87.6 |
| Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs | 11.3 | 4.1 | 3.2 | 0.2 | 1.1 | 19.9 |
| Amortization included in cost of sales | – | 28.8 | – | – | – | 28.8 |
| Future income tax expense (recovery) | – | 1.7 | (0.3) | – | 14.1 | 15.5 |
| Superior Propane non-cash pension expense | 1.9 | – | – | – | – | 1.9 |
| Unrealized (gains) losses on financial instruments | 2.3 | (16.7) | – | (1.7) | (6.3) | (22.4) |
| Gain on disposal of facility | – | (4.0) | – | – | – | (4.0) |
| Less: Maintenance capital expenditures | (2.4) | (5.4) | (0.4) | – | – | (8.2) |
| **Distributable cash flow** | **55.1** | **69.7** | **22.7** | **8.0** | **(36.4)** | **119.1** |

| For the nine months ended September 30, 2007 | Superior Propane | ERCO | Winroc | SEM | Corporate | Total Consolidated |
|---|---|---|---|---|---|---|
| Net earnings (loss) from continuing operations | 71.3 | 20.3 | 24.5 | (11.3) | (49.9) | 54.9 |
| Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs | 13.7 | 31.5 | 3.2 | – | 1.7 | 50.1 |
| Future income tax expense (recovery) | (26.9) | 15.4 | (2.7) | (2.3) | (1.3) | (17.8) |
| Management internalization costs | – | – | – | – | 0.5 | 0.5 |
| Superior Propane non-cash pension expense | 1.1 | – | – | – | – | 1.1 |
| Unrealized (gains) losses on financial instruments | 0.7 | (5.7) | – | 22.5 | 6.1 | 23.6 |
| Strategic plan costs | 0.4 | 1.3 | – | 0.4 | 0.1 | 2.2 |
| Less: Maintenance capital proceeds (expenditures) | (0.6) | (6.1) | (0.5) | – | – | (7.2) |
| **Distributable cash flow** | **59.7** | **56.7** | **24.5** | **9.3** | **(42.8)** | **107.4** |

(1) See the Interim Consolidated Financial Statements for net earnings (loss), amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs, future income tax expense (recovery), management internalization costs, non-cash pension expense, unrealized (gains) losses on financial instruments, maintenance capital expenditures and gain on disposal of facility.

**Risk Factors to Superior**
The risks factors and uncertainties detailed below are a summary of Superior's assessment of its material risk factors as identified in Superior's 2007 Annual Information Form under the heading "Risk Factors". For a detailed discussion of these risks see Superior's 2007 Annual Information Form filed on the Canadian Securities Administrator's website, www.sedar.com and Superior's website, www.superiorplus.com.

**Risks to the Fund**
Cash distributions to Unitholders are dependent on the performance of Superior LP. Because the Fund is entirely dependent upon the operations and assets of Superior LP, the Fund's ability to make cash distributions to Unitholders is dependent upon the ability of Superior LP to make distributions on its outstanding limited partnership units as well as the operations and business of Superior LP. There is no assurance regarding the amounts of cash to be distributed by Superior LP or generated by Superior LP, and therefore, funds available for distribution to Unitholders.

On October 31, 2006, the Minister of Finance (Canada) announced new tax proposals concerning the taxation of income trusts and other flow-through entities (the SIFT Rules). Under the SIFT Rules, the Fund, as a publicly traded income trust, is considered a specified investment flow-through (SIFT) trust and will be subject to trust level taxation as of January 1, 2011 at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. Existing SIFT trusts will have a four-year transition period and will not be subject to the SIFT Rules until January 1, 2011. Management believes that the SIFT Rules may reduce the value of the trust units, which would be expected to increase the cost to the Fund of raising capital in the public capital markets. In addition, management believes that the SIFT Rules are expected to: (a) substantially eliminate the competitive advantage that the Fund and other Canadian trusts enjoy relative to their corporate peers in raising capital in a tax-efficient manner, and (b) place the Fund and other Canadian trusts at a competitive disadvantage relative to industry competitors. The SIFT Rules are expected to make the trust units less attractive as an acquisition currency. As a result, it may become more difficult for the Fund to compete effectively for acquisition opportunities. There can be no assurance that the Fund will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the SIFT Rules.

The credit facilities of Superior LP contain covenants that require Superior LP to meet certain financial tests and that restrict, among other things, the ability of Superior LP to incur additional debt, dispose of assets or pay distributions in certain circumstances. These restrictions may preclude Superior LP from returning capital or making distributions on the limited partnership units.

The payout by Superior LP of substantially all of its available cash means that capital expenditures to fund growth opportunities can only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the business of Superior LP and, over time, have a material adverse effect on the amount of cash available for distribution to Unitholders. Further, to the extent that external sources of capital, including public and private markets, become limited or unavailable, the Fund's and Superior LP's ability to make the necessary capital investments to maintain or expand its current business and to make necessary principal payments, uncertainties and assumptions under its term credit facilities may be impaired.

A portion of Superior's net cash flows are denominated in US dollars. Accordingly, fluctuations in the Canadian/United States dollar exchange rate can impact profitability.

The timing and amount of capital expenditures incurred by Superior LP or by its subsidiaries will directly affect the amount of cash available to the Fund for distribution to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital expenditures are incurred or other unusual expenditures are made.

The Declaration of Trust authorizes the board of directors of the Administrator to issue an unlimited number of trust units or other securities for the consideration, and on terms and conditions, established by such board without the approval of Unitholders. If the board of directors of the Administrator decides to issue additional trust units or securities convertible into trust units, existing Unitholders may suffer significant dilution and distributable cash per trust unit could decline.

## Risks to the Businesses

### *Superior Propane*

Propane is sold in competition with other energy sources such as fuel oil, electricity and natural gas, along with alternative energy sources that are currently under development. In addition to competition from other energy sources, Superior Propane competes with other retail marketers. Superior Propane's ability to remain an industry leader depends on its ability to provide reliable service at competitive selling prices.

Weather and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for space heating uses and also for agricultural applications.

The trend towards increased conservation measures and technological advances in energy efficiency may have a detrimental effect on propane demand and Superior Propane's sales. Further, increases in the cost of propane encourage customers to conserve fuel consumption and to invest in more energy efficient equipment, reducing demand. Changes in propane supply costs are normally passed through to customers, but timing lags (the time between when Superior Propane purchases the propane and when the customer purchases the propane) may result in positive or negative gross margin fluctuations.

Superior Propane's operations are subject to the risks associated with handling, storing and transporting propane in bulk. Slight quantities of propane may also be released during transfer operations. To mitigate risks, Superior Propane has established a comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

Approximately 25% of Superior Propane's employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

### *ERCO Worldwide*

ERCO Worldwide competes with sodium chlorate, chloralkali and potassium producers on a worldwide basis. Key competitive factors include price, product quality, logistics capability, reliability of supply, technical capability and service. The end-use markets for ERCO Worldwide's products are correlated to the general economic environment and the competitiveness of its customers which are outside of its control.

ERCO Worldwide has long-term electricity contracts or electricity contracts that renew automatically with power producers in each of the jurisdictions of which its plants are located. There is no assurance that ERCO Worldwide will continue to be able to secure adequate supplies of electricity at reasonable prices or on acceptable terms.

Potassium Chloride (KCl) is a major raw material used in the production of Potassium Hydroxide at ERCO's Port Edwards Wisconsin facility. 100% of ERCO's KCl is received from Potash Corporation of Saskatchewan (Potash). There are currently no alternate KCl suppliers available to ERCO.

ERCO Worldwide is exposed to fluctuations in the United States dollar and Canadian dollar.

ERCO Worldwide's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. The potential exists for the release of highly toxic and lethal substances, including chlorine. Equipment failure could result in damage to facilities, death or injury and liabilities to third parties. If at any time the appropriate regulatory authorities deem any of the facilities unsafe, they may order that such facilities be shut down.

ERCO Worldwide's operations and activities in various jurisdictions require regulatory approvals for the handling, production, transportation and disposal of chemical products and waste substances. The failure to obtain or comply fully with such applicable regulatory approvals may materially adversely affect ERCO Worldwide.

Approximately 25% of ERCO employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

***Winroc***

Winroc competes with other specialty construction distributors servicing the builder/contractor market, in addition to big-box home centres and independent lumber yards. Winroc's ability to remain competitive depends on its ability to provide reliable service at competitive prices.

Demand for walls and ceiling building materials is affected by changes in general and local economic factors including demographic trends, employment levels, interest rates, consumer confidence and overall economic growth. With respect to pricing, changes in product costs and timing lags may result in both positive and negative fluctuations of gross margins.

Approximately 11% of Winroc's employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

***Superior Energy Management***

New entrants in the energy retailing business may enter the market and compete directly for the customer base that SEM targets, slowing or reducing its market share.

Customer natural gas consumption may vary from the volume purchased. This variance must be reconciled and settled at least annually and may require SEM to purchase or sell natural gas at market prices which may have an adverse impact on the results of this business. Customer power consumption may also vary from the volumes purchased by SEM. SEM is able to invoice existing electricity customers for balancing charges when the amount of energy used is greater than or less than the amount of energy that SEM estimated. In certain circumstances, there can be balancing issues for which SEM is responsible when customer aggregation forecasts are not realized.

Superior Energy Management transacts with financial and physical natural gas and electricity counterparties for physical and financial natural gas contracts, US dollar foreign exchange purchase contracts and a long-term electricity supply agreements. There can be no assurance that any of these counterparties will not default on any of its obligations to Superior Energy Management. There is also a risk that supply commitments and foreign exchange positions may become unmatched. Both of these instances would have a material adverse effect on the results of Superior Energy Management.

There can be no assurance that competitive conditions will allow SEM's sales agents to achieve projected customer additions. Lack of success in the recruitment and retention and/or the marketing programs of SEM would limit future growth of the cash flow.

Changes to existing legislation in the provinces of Ontario, Quebec and British Columbia wherein SEM operates could impact its operations and have significant adverse effects on the results of the business.

**SUPERIOR PLUS INCOME FUND**
## Consolidated Balance Sheets

| (unaudited, millions of dollars) | September 30 2008 | December 31 2007 |
|---|---|---|
| **Assets** | | |
| ***Current Assets*** | | |
| Cash and cash equivalents | **5.1** | 14.1 |
| Accounts receivable and other (Note 5) | **305.8** | 265.8 |
| Inventories | **139.7** | 105.2 |
| Current portion of unrealized gains on financial instruments (Note 8) | **53.6** | 48.0 |
| | **504.2** | 433.1 |
| Property, plant and equipment | **514.0** | 514.4 |
| Customer acquisition costs | **17.5** | 17.4 |
| Intangible assets | **23.1** | 23.5 |
| Goodwill | **470.2** | 451.8 |
| Accrued pension asset | **20.1** | 21.9 |
| Future income tax asset (Note 9) | **5.2** | 20.3 |
| Long-term portion of unrealized gains on financial instruments (Note 8) | **59.6** | 60.4 |
| | **1,613.9** | 1,542.8 |
| **Liabilities and Unitholders' Equity** | | |
| ***Current Liabilities*** | | |
| Accounts payable and accrued liabilities | **198.4** | 212.1 |
| Current portion of term loans (Note 6) | **8.5** | 3.9 |
| Distributions and interest payable to Unitholders and Debentureholders | **16.3** | 12.1 |
| Current portion of unrealized losses on financial instruments (Note 8) | **53.4** | 51.1 |
| | **276.6** | 279.2 |
| Revolving term bank credits and term loans (Note 6) | **436.6** | 334.1 |
| Convertible unsecured subordinated debentures (Note 7) | **241.5** | 240.0 |
| Future employee benefits | **19.4** | 18.5 |
| Long-term portion of unrealized losses on financial instruments (Note 8) | **32.4** | 54.3 |
| **Total Liabilities** | **1,006.5** | 926.1 |
| **Unitholders' Equity** | | |
| Unitholders' capital (Note 10) | **1,375.7** | 1,366.8 |
| Accumulated deficit (Note 10) | **(747.4)** | (729.8) |
| Accumulated other comprehensive loss (Note 10) | **(20.9)** | (20.3) |
| | **607.4** | 616.7 |
| | **1,613.9** | 1,542.8 |

(See Notes to the Interim Consolidated Financial Statements)

## SUPERIOR PLUS INCOME FUND
## Consolidated Statements of Net Earnings (Loss), Comprehensive Income (Loss) and Deficit

| (unaudited, millions of dollars except per trust unit amounts) | Three months ended September 30 2008 | 2007 | Nine months ended September 30 2008 | 2007 |
|---|---|---|---|---|
| **Revenues** | **580.2** | 504.1 | **1,828.8** | 1,680.0 |
| Cost of products sold (Note 1(b)) | **(446.1)** | (349.7) | **(1,397.7)** | (1,196.2) |
| Net realized gains (losses) on financial instruments (Note 8) | **18.7** | (8.5) | **44.9** | (7.8) |
| Gross profit | **152.8** | 145.9 | **476.0** | 476.0 |
| **Expenses** | | | | |
| Operating and administrative | **115.0** | 106.1 | **339.8** | 327.3 |
| Amortization of property, plant and equipment | **4.8** | 14.6 | **15.0** | 44.6 |
| Amortization of intangible assets | **1.4** | 1.2 | **3.8** | 3.8 |
| Interest on revolving term bank credits and term loans | **6.0** | 5.9 | **18.2** | 18.7 |
| Interest on convertible unsecured subordinated debentures | **3.8** | 5.1 | **11.2** | 15.3 |
| Gain on disposal of facility | **(4.0)** | – | **(4.0)** | – |
| Accretion of convertible debenture issue costs | **0.3** | 0.6 | **1.1** | 1.7 |
| Management internalization costs | **–** | – | **–** | 0.5 |
| Unrealized losses (gains) on financial instruments (Note 8) | **232.7** | 41.7 | **(22.4)** | 23.6 |
| | **360.0** | 175.2 | **362.7** | 435.5 |
| Net earnings (loss) before income taxes from continuing operations | **(207.2)** | (29.3) | **113.3** | 40.5 |
| Income tax recovery (expense) (Note 9) | **3.3** | 3.4 | **(25.7)** | 14.4 |
| Net earnings from continuing operations | **(203.9)** | (25.9) | **87.6** | 54.9 |
| Net earnings from discontinued operations (Note 3) | **–** | (1.0) | **–** | 0.4 |
| **Net Earnings (Loss)** | **(203.9)** | (26.9) | **87.6** | 55.3 |
| Net earnings (loss) | **(203.9)** | (26.9) | **87.6** | 55.3 |
| Other comprehensive income (loss), net of tax: | | | | |
| Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations | **4.0** | (4.1) | **6.8** | (12.2) |
| Reclassification of derivative gains and losses | **(0.4)** | 1.7 | **(7.4)** | 14.1 |
| **Comprehensive Income (Loss)** | **(200.3)** | (29.3) | **87.0** | 57.2 |
| **Deficit, Beginning of Period** | **(507.7)** | (699.5) | **(729.8)** | (745.3) |
| Cumulative impact of adopting new accounting requirements for inventory (Note 1(b)) | **–** | – | **1.2** | – |
| Cumulative impact of adopting new accounting requirements for financial instruments | **–** | – | **–** | 30.6 |
| Net earnings (loss) | **(203.9)** | (26.9) | **87.6** | 55.3 |
| Distributions to Unitholders | **(35.8)** | (33.8) | **(106.4)** | (100.8) |
| **Deficit, End of Period** | **(747.4)** | (760.2) | **(747.4)** | (760.2) |
| Net earnings (loss) per trust unit from continuing operations, basic and diluted (Note 11) | **($2.31)** | ($0.30) | **$0.99** | $0.64 |
| Net earnings (loss) per trust unit from discontinued operations, basic and diluted (Note 11) | **–** | ($0.01) | **–** | – |
| Net earnings (loss) per trust unit, basic and diluted (Note 11) | **($2.31)** | ($0.31) | **$0.99** | $0.64 |

(See Notes to the Interim Consolidated Financial Statements)

**SUPERIOR PLUS INCOME FUND**
**Consolidated Statements of Cash Flows**

| (unaudited, millions of dollars) | Three months ended September 30 2008 | 2007 | Nine months ended September 30 2008 | 2007 |
|---|---|---|---|---|
| **Operating Activities** | | | | |
| Net earnings (loss) | **(203.9)** | (26.9) | **87.6** | 55.3 |
| Net earnings (loss) from discontinued operations | **–** | 1.0 | **–** | (0.4) |
| Items not affecting cash: | | | | |
| Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs | **6.5** | 16.4 | **19.9** | 50.1 |
| Amortization of customer acquisition costs | **1.6** | 1.9 | **4.9** | 5.0 |
| Amortization included in cost of sales (Note 1(b)) | **9.1** | – | **28.8** | – |
| Pension expense | **0.7** | 0.3 | **1.9** | 1.1 |
| Unrealized losses (gains) on financial instruments | **232.7** | 41.7 | **(22.4)** | 23.6 |
| Future income tax expense (recovery) | **(7.6)** | (3.0) | **15.5** | (17.8) |
| Customer acquisition costs | **(2.6)** | (1.5) | **(5.0)** | (7.3) |
| Proceeds on disposal of facility | **(4.0)** | – | **(4.0)** | – |
| Decrease (increase) in non-cash operating working capital items | **(23.8)** | (20.8) | **26.9** | 15.5 |
| Cash flows from operating activities | **8.7** | 9.1 | **154.1** | 125.1 |
| **Investing Activities** | | | | |
| Maintenance capital expenditures | **(2.1)** | (4.6) | **(8.2)** | (7.2) |
| Other capital expenditures | **(10.9)** | (1.8) | **(27.1)** | (5.2) |
| Proceeds on disposal of facility | **4.0** | – | **4.0** | – |
| Acquisitions (Note 4) | **0.1** | (1.4) | **(24.5)** | (1.4) |
| Proceeds on sale of JW Aluminum Company (Note 3) | **–** | – | **–** | 1.4 |
| Cash flows used in investing activities | **(8.9)** | (7.8) | **(55.8)** | (12.4) |
| **Financing Activities** | | | | |
| Revolving term bank credits and term loans | **25.4** | 23.1 | **90.2** | (35.5) |
| Repayment of 8%, Series I subordinated unsecured convertible debentures | **–** | (8.1) | **–** | (8.1) |
| Net proceeds (repayment) of accounts receivable sales program | **–** | 18.0 | **(100.0)** | (7.0) |
| Proceeds from trust unit distribution reinvestment program | **–** | 7.1 | **8.9** | 17.3 |
| Receipt of management internalization loans receivable | **–** | – | **–** | 0.5 |
| Distributions to Unitholders | **(35.8)** | (33.8) | **(106.4)** | (100.8) |
| Cash flows from (used in) financing activities | **(10.4)** | 6.3 | **(107.3)** | (133.6) |
| **Net increase (decrease) in cash** | **(10.6)** | 7.6 | **(9.0)** | (20.9) |
| **Cash and cash equivalents, beginning of period** | **15.7** | 5.1 | **14.1** | 33.6 |
| **Cash and cash equivalents, end of period** | **5.1** | 12.7 | **5.1** | 12.7 |

(See Notes to the Interim Consolidated Financial Statements)

## Notes to Interim Consolidated Financial Statements

(unaudited, tabular amounts in millions of dollars, unless noted otherwise, except per trust unit amounts)

### 1. Accounting Policies

#### (a) Basis of Presentation

The accompanying unaudited Interim Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles (GAAP), applied on a consistent basis with those as set out in the Fund's annual financial statements for the year ended December 31, 2007, except as noted below, and include the accounts of the Superior Plus Income Fund (the Fund), its wholly owned subsidiaries, Superior Plus LP (Superior), and Superior's subsidiaries. These financial statements do not conform in all respects to the note disclosure requirement of GAAP for annual financial statements as certain information and disclosures included in the annual financial statements notes have been condensed or omitted. These interim financial statements and notes thereto should be read in conjunction with the Fund's financial statements for the year ended December 31, 2007. All significant transactions and balances between the Fund, the Fund's subsidiaries, Superior, and Superior's subsidiaries have been eliminated on consolidation.

#### (b) Changes in Accounting Policies

*Inventory*

On January 1, 2008, the Fund adopted CICA Handbook Section 3031 *Inventory*. This section provides increased guidance on the determination of the cost and financial statement presentation of inventory. The implementation of Section 3031 impacts the calculation of the cost of inventory at ERCO Worldwide, due to the requirement to inventory the cost of certain fixed overhead items, principally, the amortization of property, plant and equipment. Additionally, Section 3031 requires that amortization that is inventoried be classified as a component of costs of product sold. Previously, all amortization was expensed and classified on the income statement as amortization. The Fund adopted Section 3031 retrospectively, but did not restate prior periods. Accordingly, the Fund increased the carrying value of its inventory as at January 1, 2008 by $1.2 million, with a corresponding decrease to the Fund's opening accumulated deficit; comparative earnings and inventory balances for prior periods have not been restated.

*Financial Instruments – Disclosure and Presentation*

On January 1, 2008, the Fund adopted CICA Handbook Section 3862 *Financial Instruments – Disclosures* and Handbook Section 3863 *Financial Instruments – Presentation*. These standards provide enhanced disclosure and presentation requirements, with an increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages these risks.

*Capital Disclosures*

On January 1, 2008, the Fund adopted CICA Handbook Section 1535 *Capital Disclosures*. This section requires the disclosure of (i) the Fund's objectives, policies and processes for managing capital; (ii) quantitative data about what the Fund regards as capital; (iii) whether the Fund has complied with any capital requirements; and (iv) if the Fund has not complied, the consequences of such non-compliance.

#### (c) Future Accounting Changes

*International Financial Reporting Standards*

The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) for publicly accountable enterprises, including the Superior Plus Income Fund. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011. Superior is currently assessing the future impact of these new standards on its consolidated financial statements.

*Goodwill and Intangible Assets*

In February 2008, the CICA issued Handbook Section 3064, *Goodwill and Intangible Assets*, replacing Handbook Section 3062, *Goodwill and Other Intangible Assets* and Handbook Section 3450, *Research and Development Costs*. The purpose of Section 3064 is to provide more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The Section harmonizes Canadian GAAP with IFRS and applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The Fund does not anticipate that this Section will have a material impact on its consolidated financial statements.

**(d) Business Segments**
Superior operates four distinct business segments; a propane distribution and related services business operating under the Superior Propane trade name; a specialty chemicals manufacturer operating under the ERCO Worldwide trade name (ERCO); a construction products distribution business operating under the Winroc trade name; and a fixed-price energy services business operating under the Superior Energy Management trade name (SEM). (See Note 12).

**2. Seasonality of Operations**
**Superior Propane**
Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end-use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

**Winroc**
Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the first and fourth quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the first and fourth quarters.

**3. Disposition – JW Aluminum**
In July of 2006, the Fund announced the results of its strategic review designed to maximize Unitholder value which included the decision to sell JWA in order to reduce debt levels and refocus its operations on its existing Canadian businesses. Accordingly, effective July 1, 2006, JWA's balance sheet, results of operations and cash flows were classified as discontinued operations on a retroactive basis.

On December 7, 2006, the Fund completed the sale of all the issued and outstanding shares of JWA on a cash and debt free basis to Wellspring Capital Management LLC, for total consideration of $356.1 million (US $310.1 million), net of $4.9 million (US $4.3 million ) in disposition costs. Final post closing adjustments were completed during 2007 and accordingly, $1.4 million in net earnings from discontinued operations for the nine months ended September 30, 2007 were recorded. There was no impact on the balance sheet or the statement of cash flows for the period ended September 30, 2007.

**4. Acquisitions**
On June 4, 2008 Superior Propane acquired certain propane assets of Irving Oil Limited and Irving Oil Marketing Limited for consideration of $3.4 million.

On May 9, 2008 Winroc acquired the shares of Fackoury's Building Supplies Ltd. and associated entities, a privately held gypsum and related products distributor for consideration of $21.1 million (net of $2.2 million in cash acquired).

Using the purchase method of accounting for acquisitions, Superior consolidated the assets and liabilities from the acquisitions and included earnings as of the closing date. A preliminary allocation of the consideration paid for these acquisitions is as follows:

| | Acquisition of Propane Assets | Acquisition of Fackoury's | TOTAL |
|---|---|---|---|
| Cash consideration paid | 3.1 | 20.9 | 24.0 |
| Transaction costs | 0.3 | 0.2 | 0.5 |
| Total consideration | 3.4 | 21.1 | 24.5 |
| | | | |
| Working capital, net | 0.4 | 3.8 | 4.2 |
| Property, plant and equipment | 1.0 | 1.0 | 2.0 |
| Intangible asset | – | 1.3 | 1.3 |
| Goodwill | 2.0 | 15.1 | 17.1 |
| Future income tax liability | – | (0.1) | (0.1) |
| | 3.4 | 21.1 | 24.5 |

## 5. Accounts Receivable and Other

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. As at September 30, 2008 proceeds of $nil (December 31, 2007 – $100.0 million) had been received.

Included in accounts receivable and other as at September 30, 2008 is $10.7 million (December 31, 2007 - $15.1 million) of prepaid expenses.

## 6. Revolving Term Bank Credits and Term Loans

| | Maturity Date | Effective Interest Rate | September 30 2008 | December 31 2007 |
|---|---|---|---|---|
| **Revolving term bank credits** (1) | | | | |
| Bankers Acceptances (BA) | 2010 | Floating BA rate plus applicable credit spread | **190.3** | 96.5 |
| LIBOR Loans (US$68.2 million; 2007 – US$66.7 million) | 2010 | Floating LIBOR rate plus applicable credit spread | **65.6** | 65.9 |
| | | | **255.9** | 162.4 |
| **Other Debt** | | | | |
| Notes payable | 2008-2010 | Prime | **6.2** | 6.8 |
| Deferred consideration | 2008-2010 | Non-interest bearing | **4.7** | 7.0 |
| Loan payable | 2008-2014 | 6.3% | **10.7** | 5.2 |
| Mortgage payable (2007 – US$1.0 million) | – | 7.53% | **–** | 1.0 |
| | | | **21.6** | 20.0 |
| **Senior Secured Notes** | | | | |
| Senior secured notes subject to floating interest rates (US$60.0 million; 2007 – US$85.0 million) (2) | 2009-2015 | Floating LIBOR rate plus 1.7% | **63.6** | 84.0 |
| Senior secured notes subject to fixed interest rates (US$100.0 million; 2007 – US$75.0 million) (2) | 2009-2015 | 6.65% | **106.0** | 74.1 |
| | | | **169.6** | 158.1 |
| Total revolving term bank credits and term loans before deferred financing fees | | | **447.1** | 340.5 |
| Deferred financing fees | | | **(2.0)** | (2.5) |
| Revolving term bank credits and term loans | | | **445.1** | 338.0 |
| Current maturities | | | **(8.5)** | (3.9) |
| Revolving term bank credits and term loans | | | **436.6** | 334.1 |

(1) Superior and its wholly-owned subsidiaries, Superior Plus US Holdings Inc. and Commercial e Industrial (Chile) Limitada have revolving term bank credit borrowing capacity of $595.0 million. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries.

(2) Senior Secured Notes (the Notes) totaling US $160.0 million (CDN $169.6 million at September 30, 2008 and CDN $158.1 million at December 31, 2007) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments begin in 2009. Management has estimated the fair value of the Notes based on comparisons to treasury instruments with similar maturities, interest rates and credit risk profiles. The estimated fair value of the Notes at September 30, 2008 was CDN $168.6 million (December 31, 2007 – CDN $163.8 million). In conjunction with the issue of the Notes, Superior swapped US $60.0 million (CDN $63.6 million) (December 31, 2007 – US $85.0 million (CDN $84.0 million)) of the fixed rate obligation into a US dollar floating rate obligation.

Repayment requirements of the revolving term bank credits and term loans are as follows:

| | |
|---|---|
| Current portion | 8.5 |
| Due in 2009 | 4.8 |
| Due in 2010 | 262.8 |
| Due in 2011 | 36.4 |
| Due in 2012 | 36.4 |
| Subsequent to 2012 | 98.2 |
| Total | 447.1 |

## 7. Convertible Unsecured Subordinated Debentures

The Fund has issued two series of Debentures denoted as 5.75 percent Series 1 and 5.85 percent Series 1 as follows:

| | Series 1 | Series 1 | Unamortized Discount | Total Carrying Value |
|---|---|---|---|---|
| Maturity date | December 31, 2012 | October 31, 2015 | | |
| Interest rate | 5.75% | 5.85% | | |
| Conversion price per trust unit | $36.00 | $31.25 | | |
| Debentures outstanding at December 31, 2007 | 174.9 | 75.0 | (3.3) | 246.6 |
| Conversion and repayment / redemption of Debentures and accretion of discount during 2008 | – | – | 1.0 | 1.0 |
| Deferred issue costs | (4.0) | (2.1) | | (6.1) |
| Debentures outstanding September 30, 2008 | 170.9 | 72.9 | (2.3) | 241.5 |
| Quoted market value September 30, 2008 | 156.2 | 63.7 | | |
| Quoted market value December 31, 2007 | 152.2 | 67.5 | | |

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

## 8. Financial Instruments

The fair value of a financial instrument is the amount of consideration that would be estimated to be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which the Fund has immediate access. Where bid and ask prices are unavailable, the Fund uses the closing price of the most recent transaction of the instrument. In the absence of an active market, the Fund estimates fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as discounted cash flow analysis, using, to the extent possible, observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Fund looks primarily to available, readily observable external market inputs, including factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. With respect to the valuation of ERCO's fixed-price electricity agreements, the valuation of these agreements requires Superior to make assumptions about the long-term price of electricity in electricity markets for which active market information is not available. The impact of the assumption for the long-term forward price curve of electricity has a material impact on the fair value of these agreements. Any changes in the fair values of financial instruments classified or designated as held-for-trading measured at fair value are recognized in net income.

**Financial and Non-Financial Derivatives**

| Description | Notional [1] | Term | Effective Rate | Fair Value as at September 30 2008 | Fair Value as at December 31 2007 |
|---|---|---|---|---|---|
| Natural gas financial swaps–NYMEX | 29.6 GJ[2] | 2008-2011 | $7.45/GJ USD | 17.6 | 33.4 |
| Natural gas financial swaps–AECO | 35.7 GJ[2] | 2008-2014 | $7.92/GJ CDN | (13.3) | (18.7) |
| Foreign currency forward contracts, net | $96.8 USD[4] | 2008-2015 | 1.10 | (24.6) | (46.0) |
| Interest rate swaps–USD | $60.0 USD[4] | 2013-2015 | Floating LIBOR rate plus 1.7% | 2.9 | 2.6 |
| Propane wholesale purchase and sale contracts, net | 7.6 USG[5] | 2008-2009 | $1.79/USG | 3.3 | 5.5 |
| ERCO fixed-price electricity purchase agreement | 45 MW[3] | 2008-2017 | $45-$52/MWh | 38.7 | 26.6 |
| ERCO fixed-price electricity purchase agreement | 43 MW[6] | 2008 | $39-$75/MWh | 2.4 | – |
| SEM electricity swaps | 416,722 MwH[7] | 2008-2014 | $65.07/MWh | 0.4 | (0.4) |

[1] Notional values as at September 30, 2008 [2] Millions of gigajoules purchased [3] Mega watts ("MW") on a 24/7 continual basis per year purchase [4] Millions of dollars purchased [5] Millions of United States gallons purchased [6] 110,160 mega watt hours purchased [7] Mega watt hours ("MwH")

All financial and non-financial derivatives are designated as held for trading upon their initial recognition.

| Description | Current Assets | Long-term Assets | Current Liabilities | Long-term Liabilities |
|---|---|---|---|---|
| Natural gas financial swaps – NYMEX and AECO | 24.5 | 19.9 | 21.8 | 18.3 |
| SEM electricity swaps | 0.1 | 1.3 | 0.5 | 0.5 |
| Foreign currency forward contracts, net | 1.1 | 2.8 | 14.9 | 13.6 |
| Interest rate swaps | – | 2.9 | – | – |
| Propane wholesale purchase and sale contracts | 19.5 | – | 16.2 | – |
| ERCO fixed-price power purchase agreements | 8.4 | 32.7 | – | – |
| As at September 30, 2008 | 53.6 | 59.6 | 53.4 | 32.4 |
| As at December 31, 2007 | 48.0 | 60.4 | 51.1 | 54.3 |

| Description | For the three months ended September 30, 2008 | | For the three months ended September 30, 2007 | |
|---|---|---|---|---|
| | Realized gain (loss) | Unrealized gain (loss) | Realized gain (loss) | Unrealized gain (loss) |
| Natural gas financial swaps – NYMEX and AECO | 17.2 | (224.0) | (9.0) | (39.6) |
| SEM electricity swaps | – | (1.5) | – | (0.3) |
| Foreign currency forward contracts, net | (3.9) | 8.0 | (2.4) | (10.1) |
| Interest rate swaps | – | 1.2 | – | 3.2 |
| Propane wholesale purchase and sale contracts | – | 0.3 | – | 0.8 |
| ERCO fixed-price power purchase agreements | 5.4 | (11.1) | 2.9 | (4.9) |
| Total realized and unrealized gains (losses) on financial and non-financial derivatives | 18.7 | (227.1) | (8.5) | (50.9) |
| Foreign currency translation of senior secured notes (Note 6) | – | (6.7) | – | 10.7 |
| Foreign currency translation of ERCO royalty assets | – | 1.1 | – | (1.5) |
| Total realized and unrealized gains (losses) | 18.7 | (232.7) | (8.5) | (41.7) |

| Description | For the nine months ended September 30, 2008 Realized gain (loss) | Unrealized gain (loss) | For the nine months ended September 30, 2007 Realized gain (loss) | Unrealized gain (loss) |
|---|---|---|---|---|
| Natural gas financial swaps – NYMEX and AECO | 38.6 | 1.0 | (9.8) | (22.5) |
| SEM electricity swaps | – | 0.7 | – | – |
| Foreign currency forward contracts, net | (12.3) | 17.5 | (3.6) | (33.7) |
| Interest rate swaps | 1.4 | 0.3 | – | 0.6 |
| Propane wholesale purchase and sale contracts | – | (2.3) | – | (0.7) |
| ERCO fixed-price power purchase agreements | 17.2 | 14.4 | 5.6 | 9.6 |
| Total realized and unrealized gains (losses) on financial and non-financial derivatives | 44.9 | 31.6 | (7.8) | (46.7) |
| Foreign currency translation of senior secured notes (Note 6) | – | (11.5) | – | 27.0 |
| Foreign currency translation of ERCO royalty assets | – | 2.3 | – | (3.9) |
| Total realized and unrealized gains (losses) | 44.9 | 22.4 | (7.8) | (23.6) |

**Non-Derivative Financial Instruments**
The Fund's accounts receivable have been designated as available for sale due to the Fund's accounts receivable securitization program, the Fund's accounts payable, distributions and interest payable to Unitholders and Debentureholders, revolving term bank credits and term loans and Debentures have been designated as other liabilities. The carrying value of the Fund's cash, accounts receivable, accounts payable, and distributions and interest payable to Unitholders and Debentureholders approximates their fair value due to the short-term nature of these amounts. The carrying value and the fair value of the Fund's revolving term bank credits and term loans, and Debentures, is provided in Notes 6 and 7 of the Interim Consolidated Financial Statements.

**Financial Instruments – Risk Management**
Derivative and non-financial derivatives are used by the Fund to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Fund assesses the inherent risks of these instruments by grouping derivative and non-financial derivatives related to the exposures these instruments mitigate. The Fund's policy is not to use derivative or non-financial derivative instruments for speculative purposes. The Fund does not formally designate its derivatives as hedges, as a result, the Fund does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

Effective 2008, SEM enters into natural gas financial swaps primarily with Constellation Energy Commodities Group Inc for distributor billed natural gas business in Canada to manage its economic exposure of providing fixed-price natural gas to its customers. Additionally, SEM continues to maintain its historical natural gas swap positions with seven additional counterparties. SEM monitors its fixed-price natural gas positions on a daily basis to evaluate compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

SEM enters into electricity financial swaps with counterparties to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to evaluate compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in markets where the price of electricity is not fixed. Substantially all of the fair value with respect to these agreements is with a single counterparty.

Superior Propane enters into various propane forward purchase and sale agreements with more than twenty counterparties to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts with eleven counterparties to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas, and propane purchases and sales in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on

production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

Superior has interest rate swaps with a single counterparty to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. Superior reviews it mix of short-term and longer-term debt instruments on an on-going basis to ensure it is able to meet its liquidity requirements.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and through out the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated, for a nominal fee, to provide SEM with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. SEM actively monitors the credit worthiness of its industrial customers.

Superior's contractual obligations associated with its financial liabilities are as follows:

| | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 and Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Revolving term bank credits and term loans | 1.2 | 12.1 | 262.8 | 36.4 | 36.4 | 98.2 | 447.1 |
| Convertible unsecured subordinated debentures | – | – | – | – | 174.9 | 75.0 | 249.9 |
| CDN$ equivalent of US$ foreign currency forward purchase contracts | 14.9 | 139.9 | 71.8 | 6.0 | – | 60.0 | 292.6 |
| US$ foreign currency forward sales contracts (US dollars) | 23.9 | 78.0 | 54.0 | – | – | – | 155.9 |
| Fixed-price electricity purchase commitments | 9.1 | 17.7 | 17.7 | 17.7 | 17.7 | 88.7 | 168.6 |
| CDN$ natural gas purchases | 16.4 | 36.9 | 43.9 | 6.9 | 4.5 | 3.1 | 111.7 |
| US$ natural gas purchases (US dollars) | 29.1 | 120.8 | 55.9 | 2.8 | – | – | 208.6 |
| CDN$ propane purchases | 16.8 | 1.1 | – | – | – | – | 17.9 |
| US$ propane purchases (US dollars) | 38.0 | 22.8 | – | – | – | – | 60.8 |

Superior's contractual obligations are considered to be normal course operating commitments and do not include the impact of mark-to-market fair values on financial and non-financial derivatives. Superior expects to fund these obligations through a combination of cash flow from operations, proceeds on revolving term bank credits and proceeds on the issuance of trust unit equity.

Superior's financial instruments sensitivity to changes in foreign currency exchange rates, interest rates and various commodity prices and the impact to net earnings are detailed below:

| | Three and nine months ended September 30, 2008 |
|---|---|
| Increase (decrease) to net earnings of a $0.01 increase in the CDN$ to the US$ | - |
| Increase (decrease) to net earnings of a 0.5% increase in interest rates | (0.9) |
| Increase (decrease) to net earnings of a $0.40/GJ increase in the spot price of natural gas | 24.4 |
| Increase (decrease) to net earnings of a $0.04/litre increase in the spot price of propane | (0.3) |
| Increase (decrease) to net earnings of a $1.00/KwH increase in the spot price of electricity | 1.5 |

The calculation of Superior's sensitivity to changes in foreign currency exchange rates, interest rates and various commodity prices represent the change in fair value of the financial instrument without consideration of the value of the underlying variable, for example, the underlying customer contracts. The recognition of the sensitivities identified above would have impacted Superior's unrealized gain (loss) on financial instruments and would not have had a material impact on Superior's cash flow from operations.

## 9. Income Taxes

The Fund is a Mutual Fund Trust for income tax purposes. The Fund's calculation of future income taxes for the third quarter of 2008 is based on the current legislation impacting the taxation of publicly traded income trusts. In June 2007 the Government of Canada enacted new legislation imposing additional income taxes upon publicly traded income trusts, including Superior Plus Income Fund, effective January 1, 2011. Prior to the legislation, the Fund was only taxable on any taxable income not allocated to the Unitholders and estimated its future income tax on certain temporary differences between amounts recorded on its balance sheet for book and tax purposes at a nil effective tax rate. Under the legislation, the Fund estimates the tax rate on the post 2010 reversal of these temporary differences to be 29.5% in 2011 and 28.0% in years thereafter. Temporary differences reversing before 2011 will still give rise to $nil future income taxes. Accordingly, the Fund began recording a Canadian future income tax provision effective June 30, 2007. The amount and timing of reversals of temporary differences will also depend on the Fund's future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy. A significant change in any of the preceding assumptions could materially affect the Fund's estimate of the future income tax asset/liability as a publicly trade income trust. Consistent with prior periods, the Fund recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean tax.

For the three and nine months ended September 30, 2008 future income tax recovery (expense) from operations in Canada, the United States and Chile totaled $7.6 million and $(15.5) million, compared to future income tax recoveries of $3.0 million and $17.8 million for the comparative periods, respectively. Future income taxes for the nine months ended September 30, 2007 were impacted by $16.0 million in future income tax recoveries related to the establishment of Canadian future income taxes due the change in tax legislation noted above. Total income tax recovery (expense), comprised of current and future taxes for the three and nine months ended September 30, 2008 was $3.3 million and $(25.7) million, compared to income tax recoveries of $3.4 million and $14.4 million for the comparative periods, respectively.

## 10. Unitholders' Equity

**Authorized**

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

| | Issued Number of Trust Units (millions) | Unitholders ' Equity |
|---|---|---|
| **Unitholders' equity, December 31, 2007** | **87.6** | **616.7** |
| Trust unit distribution reinvestment program | **0.8** | 8.9 |
| Cumulative impact of adopting new accounting requirements for inventory (Note 1(b)) | – | 1.2 |
| Net earnings | – | 87.6 |
| Other comprehensive loss | – | (0.6) |
| Distributions to unitholders | – | (106.4) |
| **Unitholders' equity, September 30, 2008** | **88.4** | **607.4** |

Unitholders' capital, deficit and accumulated other comprehensive income as at September 30, 2008 and December 31, 2007 consists of the following components:

| | September 30 2008 | December 31 2007 |
|---|---|---|
| **Unitholders' capital** | | |
| Trust unit equity | **1,372.1** | 1,362.0 |
| Conversion feature on warrants and convertible debentures | **3.6** | 4.8 |
| | **1,375.7** | 1,366.8 |
| **Accumulated deficit** | | |
| Retained earnings from operations | **551.5** | 433.3 |
| Cumulative impact to deficit upon implementation of new accounting requirements for inventory (Note 1(b)) | **1.2** | – |
| Cumulative impact to deficit upon implementation of new accounting requirements financial instruments | – | 30.6 |
| Accumulated distributions on trust unit equity | **(1,300.1)** | (1,193.7) |
| | **(747.4)** | (729.8) |
| **Accumulated other comprehensive income (loss)** | | |
| Balance at beginning of period | **(20.3)** | – |
| Transitional adjustment upon implementation of financial instruments | – | (18.0) |
| Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations | **6.8** | (13.5) |
| Reclassification of derivative gains and losses previously deferred | **(7.4)** | 11.2 |
| | **(20.9)** | (20.3) |

As at September 30, 2008, the Fund had nil trust unit warrants outstanding (December 31, 2007 – 2.3 million). The trust unit warrants, exercisable at $20 per trust unit warrant expired on May 8, 2008.

**Additional Capital Disclosures**

The Fund's objectives when managing capital are: (i) to maintain a flexible capital structure to preserve its ability to meet its financial obligations, including potential obligations from acquisitions; (ii) safeguard the Fund's assets while at the same time maximizing the growth of its businesses and returns to its Unitholders.

In the management of capital, the Fund includes Unitholders' equity (excluding accumulated other comprehensive income (AOCI)), current and long-term debt, convertible debentures, securitized accounts receivable and cash and cash equivalents.

The Fund manages its capital structure and makes adjustments in light of changes in economic conditions and nature of the underlying assets. In order to maintain or adjust the capital structure, the Fund may adjust the amount of distributions to Unitholders, issue additional trust units, issue new debt or convertible debentures, issue new debt or convertible debentures with different characteristics and/or increase or decrease the amount of securitized accounts receivable.

The Fund monitors its capital based on the ratio of senior debt outstanding to net earnings before interest, taxes, depreciation, amortization and other non-cash charges (EBITDA), as defined by its revolving term credit facility, and the ratio of total debt outstanding to EBITDA.

The Fund is subject to various financial covenants in its credit facility agreements, including senior debt and total debt to EBITDA ratios, which are measured on a quarterly basis. As at September 30, 2008 and December 31 2007, the Fund was in compliance with all of its financial covenants.

The Fund's financial objectives and strategy related to managing its capital as described above have remained unchanged from the prior fiscal year. The Fund believes that its debt to EBITDA ratios are within reasonable limits, in light of the Fund's size, the nature of its businesses and its capital management objectives.

The capital structure of the Fund and the calculation of its key capital ratios are as follows:

| | **September 30 2008** | December 31 2007 |
|---|---|---|
| Unitholders' equity (excluding AOCI) | **628.3** | 637.0 |
| | | |
| Current portion of term loans | **1.2** | 3.9 |
| Revolving term bank credits and term loans [(1)] | **445.9** | 340.5 |
| Accounts receivable securitization program | **–** | 100.0 |
| Total senior debt | **447.1** | 444.4 |
| Convertible unsecured subordinated debentures [(1)] | **247.6** | 247.3 |
| Total debt | **694.7** | 691.7 |
| | | |
| Cash | **(5.1)** | (14.1) |
| | | |
| Total capital | **1,317.9** | 1,314.6 |

| | **Twelve months ended September 30 2008** | Twelve months ended December 31 2007 |
|---|---|---|
| Net earnings (loss) from continuing operations | **152.1** | 119.8 |
| Adjusted for: | | |
| Interest on revolving term bank credits and term loans | **24.7** | 25.2 |
| Interest on convertible unsecured subordinated debentures | **15.4** | 19.5 |
| Accretion of convertible debenture issue costs | **2.2** | 2.8 |
| Amortization of property, plant and equipment | **28.0** | 57.6 |
| Amortization included in cost of sales | **28.8** | – |
| Amortization of intangible assets | **4.9** | 4.9 |
| Income taxes | **35.0** | (5.1) |
| Unrealized gains on financial instruments | **(48.7)** | (2.7) |
| Management internalization costs | **–** | 0.5 |
| Superior Propane non-cash pension expense | **2.5** | 1.7 |
| EBITDA [(2)] | **244.9** | 224.2 |

| | Target | **September 30 2008** | December 30 2007 |
|---|---|---|---|
| Senior Debt to EBITDA | **1.5:1 – 2.0:1** | **1.8** | 2.0 |
| Total Debt to EBITDA | **2.5:1 – 3.0:1** | **2.8** | 3.1 |

(1) Revolving term bank credits and term loans and convertible unsecured subordinated debentures are before deferred issue costs.

(2) EBITDA, as defined by Superior's revolving term credit facility, is calculated on a trailing twelve month basis taking into consideration the proforma impact of acquisitions and dispositions in accordance with the requirements of Superior's credit facility. Superior's calculation of EBITDA and debt to EBITDA may differ from those of similar entities.

### 11. Net Earnings per Trust Unit

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| Net earnings (loss) per trust unit computation, basic and diluted [1] | | | | |
| Net earnings (loss) from continuing operations | **(203.9)** | (25.9) | **87.6** | 54.9 |
| Net earnings from discontinued operations | **–** | (1.0) | **–** | 0.4 |
| Net earnings (loss) | **(203.9)** | (26.9) | **87.6** | 55.3 |
| Weighted average trust units outstanding | **88.4** | 86.7 | **88.3** | 86.2 |
| Net earnings (loss) from continuing operations per trust unit, basic and diluted | **($2.31)** | ($0.30) | **$0.99** | $0.64 |
| Net earnings (loss) from discontinued operations per trust unit, basic and diluted | **–** | ($0.01) | **–** | – |
| Net earnings (loss) per trust unit, basic and diluted | **($2.31)** | ($0.31) | **$0.99** | $0.64 |

[1] All convertible debentures, trust unit options and warrants were excluded from this calculation as they were anti-dilutive.

### 12. Business Segments

Superior operates four distinct business segments; a propane distribution and related services business operating under the Superior Propane trade name; a specialty chemicals manufacturer operating under the ERCO Worldwide trade name (ERCO); a construction products distribution business operating under the Winroc trade name; and a fixed-price energy services business operating under the Superior Energy Management trade name (SEM). Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

| For the three months ended September 30, 2008 | Superior Propane | ERCO | Winroc | SEM | Corporate | Total Consolidated |
|---|---|---|---|---|---|---|
| **Revenues** | 236.4 | 121.7 | 142.6 | 79.5 | – | 580.2 |
| Cost of products sold | (181.3) | (76.3) | (107.4) | (81.1) | – | (446.1) |
| Realized gains (losses) on financial instruments | 0.2 | 6.9 | – | 11.6 | – | 18.7 |
| **Gross profit** | 55.3 | 52.3 | 35.2 | 10.0 | – | 152.8 |
| **Expenses** | | | | | | |
| Operating and administrative | 49.3 | 29.5 | 27.1 | 7.1 | 2.0 | 115.0 |
| Gain on disposal of facility | – | (4.0) | – | – | – | (4.0) |
| Amortization of property, plant and equipment | 3.6 | 0.2 | 1.0 | – | – | 4.8 |
| Amortization of intangible assets | – | 1.1 | 0.2 | 0.1 | – | 1.4 |
| Interest on revolving term bank credits and term loans | – | – | – | – | 6.0 | 6.0 |
| Interest on convertible unsecured subordinated debentures | – | – | – | – | 3.8 | 3.8 |
| Accretion of convertible debenture issue costs | – | – | – | – | 0.3 | 0.3 |
| Unrealized (gains) losses on financial instruments | (0.3) | 10.0 | – | 225.5 | (2.5) | 232.7 |
| | 52.6 | 36.8 | 28.3 | 232.7 | 9.6 | 360.0 |
| Net earnings (loss) before income taxes | 2.7 | 15.5 | 6.9 | (222.7) | (9.6) | (207.2) |
| Income tax recovery (expense) | 3.6 | 5.2 | 1.2 | 7.1 | (13.8) | 3.3 |
| **Net Earnings (Loss)** | 6.3 | 20.7 | 8.1 | (215.6) | (23.4) | (203.9) |

| For the three months ended September 30, 2007 | Superior Propane | ERCO | Winroc | SEM | Corporate | Total Consolidated |
|---|---|---|---|---|---|---|
| **Revenues** | 179.4 | 106.2 | 138.7 | 79.8 | – | 504.1 |
| Cost of products sold | (125.4) | (62.8) | (105.0) | (56.5) | – | (349.7) |
| Realized gains (losses) on financial instruments | 0.3 | 6.3 | – | (15.1) | – | (8.5) |
| **Gross profit** | 54.3 | 49.7 | 33.7 | 8.2 | – | 145.9 |
| **Expenses** | | | | | | |
| Operating and administrative | 45.4 | 29.5 | 24.3 | 5.2 | 1.7 | 106.1 |
| Amortization of property, plant and equipment | 4.3 | 9.3 | 1.0 | – | – | 14.6 |
| Amortization of intangible assets | – | 1.1 | 0.1 | – | – | 1.2 |
| Interest on revolving term bank credits and term loans | – | – | – | – | 5.9 | 5.9 |
| Interest on convertible unsecured subordinated debentures | – | – | – | – | 5.1 | 5.1 |
| Accretion of convertible debenture issue costs | – | – | – | – | 0.6 | 0.6 |
| Unrealized (gains) losses on financial instruments | (0.9) | 6.4 | – | 39.9 | (3.7) | 41.7 |
| | 48.8 | 46.3 | 25.4 | 45.1 | 9.6 | 175.2 |
| Net earnings (loss) before income taxes from continuing operations | 5.5 | 3.4 | 8.3 | (36.9) | (9.6) | (29.3) |
| Income tax recovery (expense) | 2.6 | (0.3) | – | 1.9 | (0.8) | 3.4 |
| Net earnings (loss) from continuing operations | 8.1 | 3.1 | 8.3 | (35.0) | (10.4) | (25.9) |
| Net earnings from discontinued operations (Note 3) | | | | | | (1.0) |
| **Net Earnings (Loss)** | | | | | | (26.9) |

| For the nine months ended September 30, 2008 | Superior Propane | ERCO | Winroc | SEM | Corporate | Total Consolidated |
|---|---|---|---|---|---|---|
| **Revenues** | 835.2 | 347.1 | 399.5 | 247.0 | – | 1,828.8 |
| Cost of products sold | (625.2) | (231.7) | (299.6) | (241.2) | – | (1,397.7) |
| Realized gains (losses) on financial instruments | (0.4) | 23.5 | – | 20.4 | 1.4 | 44.9 |
| **Gross profit** | 209.6 | 138.9 | 99.9 | 26.2 | 1.4 | 476.0 |
| **Expenses** | | | | | | |
| Operating and administrative | 154.0 | 84.1 | 76.0 | 18.2 | 7.5 | 339.8 |
| Gain on disposal of facility | – | (4.0) | – | – | – | (4.0) |
| Amortization of property, plant and equipment | 11.3 | 0.9 | 2.8 | – | – | 15.0 |
| Amortization of intangible assets | – | 3.2 | 0.4 | 0.2 | – | 3.8 |
| Interest on revolving term bank credits and term loans | – | – | – | – | 18.2 | 18.2 |
| Interest on convertible unsecured subordinated debentures | – | – | – | – | 11.2 | 11.2 |
| Accretion of convertible debenture issue costs | – | – | – | – | 1.1 | 1.1 |
| Unrealized (gains) losses on financial instruments | 2.3 | (16.7) | – | (1.7) | (6.3) | (22.4) |
| | 167.6 | 67.5 | 79.2 | 16.7 | 31.7 | 362.7 |
| Net earnings (loss) before income taxes | 42.0 | 71.4 | 20.7 | 9.5 | (30.3) | 113.3 |
| Income tax recovery (expense) | – | (10.2) | (0.5) | – | (15.0) | (25.7) |
| **Net Earnings (Loss)** | 42.0 | 61.2 | 20.2 | 9.5 | (45.3) | 87.6 |

| For the nine months ended September 30, 2007 | Superior Propane | ERCO | Winroc | SEM | Corporate | Total Consolidated |
|---|---|---|---|---|---|---|
| **Revenues** | 718.4 | 331.2 | 386.9 | 243.5 | – | 1,680.0 |
| Cost of products sold | (514.0) | (192.2) | (291.5) | (198.5) | – | (1,196.2) |
| Realized gains (losses) on financial instruments | 0.5 | 14.0 | – | (22.3) | – | (7.8) |
| **Gross profit** | 204.9 | 153.0 | 95.4 | 22.7 | – | 476.0 |
| **Expenses** | | | | | | |
| Operating and administrative | 146.1 | 89.2 | 69.2 | 13.8 | 9.0 | 327.3 |
| Amortization of property, plant and equipment | 13.7 | 28.0 | 2.9 | – | – | 44.6 |
| Amortization of intangible assets | – | 3.5 | 0.3 | – | – | 3.8 |
| Interest on revolving term bank credits and term loans | – | – | – | – | 18.7 | 18.7 |
| Interest on convertible unsecured subordinated debentures | – | – | – | – | 15.3 | 15.3 |
| Accretion of convertible debenture issue costs | – | – | – | – | 1.7 | 1.7 |
| Management internalization costs | – | – | – | – | 0.5 | 0.5 |
| Unrealized (gains) losses on financial instruments | 0.7 | (5.7) | – | 22.5 | 6.1 | 23.6 |
| | 160.5 | 115.0 | 72.4 | 36.3 | 51.3 | 435.5 |
| Net earnings (loss) before income taxes from continuing operations | 44.4 | 38.0 | 23.0 | (13.6) | (51.3) | 40.5 |
| Income tax recovery (expense) | 26.9 | (17.7) | 1.5 | 2.3 | 1.4 | 14.4 |
| Net earnings (loss) from continuing operations | 71.3 | 20.3 | 24.5 | (11.3) | (49.9) | 54.9 |
| Net earnings from discontinued operations (Note 3) | | | | | | 0.4 |
| **Net Earnings** | | | | | | 55.3 |

### Total Assets, Net Working Capital, Acquisitions and Other Capital Expenditures

| | Superior Propane | ERCO | Winroc | SEM | Corporate | Total Consolidated |
|---|---|---|---|---|---|---|
| As at September 30, 2008 | | | | | | |
| Net working capital | 124.6 | 55.0 | 79.9 | 6.4 | (13.7) | 252.2 |
| Total assets | 690.3 | 583.1 | 234.3 | 99.8 | 6.4 | 1,613.9 |
| As at December 31, 2007 | | | | | | |
| Net working capital | 73.9 | 19.0 | 65.7 | 8.8 | 5.6 | 173.0 |
| Total assets | 663.0 | 533.1 | 195.2 | 115.2 | 36.3 | 1,542.8 |
| For the three months ended September 30, 2008 | | | | | | |
| Acquisitions | – | – | (0.1) | – | – | (0.1) |
| Other capital expenditures | – | 10.6 | – | 0.3 | – | 10.9 |
| For the three months ended September 30, 2007 | | | | | | |
| Acquisitions | – | – | 1.4 | – | – | 1.4 |
| Other capital expenditures | 0.4 | 1.0 | – | 0.4 | – | 1.8 |
| For the nine months ended September 30, 2008 | | | | | | |
| Acquisitions | 3.4 | – | 21.1 | – | – | 24.5 |
| Other capital expenditures | (0.4) | 25.4 | 1.2 | 0.9 | – | 27.1 |
| For the nine months ended September 30, 2007 | | | | | | |
| Acquisitions | – | – | 1.4 | – | – | 1.4 |
| Other capital expenditures | 0.4 | 2.7 | 1.0 | 1.1 | – | 5.2 |

**Geographic Information**

| | Canada | United States | Other | Total Consolidated |
|---|---|---|---|---|
| Revenues for the three months ended September 30, 2008 | 467.9 | 94.1 | 18.2 | 580.2 |
| Revenues for the nine months ended September 30, 2008 | 1,512.0 | 259.3 | 57.5 | 1,828.8 |
| Property, plant and equipment as at September 30, 2008 | 404.9 | 48.5 | 60.6 | 514.0 |
| Total assets as at September 30, 2008 | 1,391.9 | 153.9 | 68.1 | 1,613.9 |
| Revenues for the three months ended September 30, 2007 | 400.3 | 85.3 | 18.5 | 504.1 |
| Revenues for the nine months ended September 30, 2007 | 1,356.7 | 268.9 | 54.4 | 1,680.0 |
| Property, plant and equipment as at December 31, 2007 | 428.1 | 28.8 | 57.5 | 514.4 |
| Total assets as at December 31, 2007 | 1,360.2 | 117.8 | 64.8 | 1,542.8 |

## 12. Subsequent Event

On October 30, 2008, Superior announced it had entered into a transaction by way of a plan of arrangement with Ballard Power Systems Inc. (Ballard) which will result in Superior converting from a publicly traded income trust to a publicly traded corporation for cash consideration of approximately $50.6 million (including $4.3 million of transaction costs). The transaction will result in the Unitholders of Superior becoming shareholders of a publicly traded corporation with no expected changes to the business operations. The agreement is anticipated to close on or about December 31, 2008 and is subject to Unitholder approval, Ballard approval and various regulatory approvals.

END